DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT

212 450 5691
maria.norbis@dpw.com

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG




06014455

File No. 82-4939

SUPPL

June 14, 2006

Re: Grupo Ferrovial, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Grupo Ferrovial, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") the following :

- Significant disclosure dated June 6, 2006, regarding the deadline of the BAA's offer;
- Significant disclosure dated June 6, 2006, regarding the agreement on the BAA's Final Recommended Offers;
- Significant disclosure dated June 6, 2006, regarding BAA's Final Recommended Offers;
- Significant disclosure dated June 6, 2006, regarding BAA's shares purchases;
- Significant disclosure dated June 6, 2006, regarding BAA's offers acceptance levels; and
- Significant disclosure dated June 8, 2006, regarding BAA's shares purchases.

If you have any questions, please do not hesitate to contact me at 212- 450-5691. Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait.

Best regards,

Maria Norbis

Maria Norbis
Legal Assistant

Attachments
By Hand Delivery

(NY) 07945/001/12G06/06.14.sec.doc

In compliance with the provisions of Article 82 of the Securities Market Law (Ley del Mercado de Valores), and as a continuation of the Regulatory Disclosure filed with the Commission on this day and published with number 67465, GRUPO FERROVIAL, S.A. hereby notifies the Comisión Nacional del Mercado de Valores of the following:

REGULATORY DISCLOSURE

Airport Development and Investment Limited ("ADI") is the company formed by the members of the consortium comprising Ferrovial Infraestructuras, S.A., a wholly-owned subsidiary of Grupo Ferrovial, S.A., with Caisse de dépôt et placement du Québec and an investment company managed by GIC Special Investments Pte Ltd to make the offers to acquire all of the capital issued and to be issued by BAA plc ("BAA") and all the bonds that are convertible into shares of BAA (the "Offers").

The London Stock Exchange Takeover Panel has issued an announcement in connection with the Offers to the effect that, at the request of BAA's Board of Directors, it has decided to postpone to 26 June 2006 the deadline by which ADI's Offers may be declared unconditional as a result of acceptance (the previous deadline was 19 June 2006).

Consequently, the deadline by which ADI may revise the terms of its Offer has been changed to 12 June. Additionally, the London Stock Exchange Takeover Panel has stated that, under the new deadline, the Consortium which includes Goldman Sachs Infrastructure Group has until 16 June either to announce its intention to make a firm offer for BAA or to confirm that will not make an offer for BAA.

Madrid, 6 June 2006.

José María Pérez Tremps
Director and Secretary of GRUPO FERROVIAL, S.A.

In compliance with the provisions of Article 82 of the Securities Market Law (Ley del Mercado de Valores), GRUPO FERROVIAL, S.A. hereby notifies the Comisión Nacional del Mercado de Valores of the following

REGULATORY DISCLOSURE

Airport Development and Investment Limited ("ADI") is the company formed by the members of the consortium comprising Ferrovial Infraestructuras, S.A., a wholly-owned subsidiary of Grupo Ferrovial, S.A., with Caisse de dépôt et placement du Québec and an investment company managed by GIC Special Investments Pte Ltd to make the offers to acquire all of the capital issued and to be issued by BAA plc ("BAA") and all the bonds that are convertible into shares of BAA (the "Offers").

Grupo Ferrovial confirms that the Boards of Directors of ADI and BAA have reached an agreement on the terms of a new revision and increase in the binding offers made by ADI and that such revised offers are now unanimously recommended by the Board of Directors of BAA ("Final Recommended Offers").

The Final Recommended Offers consist of a consideration of 950.25 pence per share of BAA (including the 15.25 pence dividend per share of BAA declared by BAA's Board of Directors on 16 May). This entails the payment of 935 pence per share of BAA, valuing BAA's outstanding capital at approximately 10.110 billion pounds sterling.

The Final Recommended Offers also include an alternative to the all-cash consideration that consists of shares of a newly-created company that will be listed on the AIM market of the London Stock Exchange in addition to a partial payment in cash.

Further details of the terms of the Offers will be issued shortly.

Madrid, 6 June 2006.

José María Pérez Tremps
Director and Secretary of GRUPO FERROVIAL, S.A.


RECEIVED
2006 JUN 15 P 1:15
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

In compliance with the provisions of Article 82 of the Securities Market Law (Ley del Mercado de Valores), and as a continuation of the Regulatory Disclosure filed with the Commission on this day and published with number 67465, GRUPO FERROVIAL S.A. hereby notifies the Comisión Nacional del Mercado de Valores of the following:

REGULATORY DISCLOSURE

Airport Development and Investment Limited ("ADI") is the company formed by the members of the consortium comprising Ferrovial Infraestructuras, S.A., a wholly-owned subsidiary of Grupo Ferrovial, S.A., with Caisse de dépôt et placement du Québec and an investment company managed by GIC Special Investments Pte Ltd to make the offers to acquire all of the capital issued and to be issued by BAA plc ("BAA") and all the bonds that are convertible into shares of BAA (the "Offers").

The Boards of Directors of ADI and BAA today announced jointly, through the London Stock Exchange Regulatory Information System, the terms of the new revision and increase of the binding offers by ADI, which have been recommended unanimously by the Board of Directors of BAA ("Recommended Final Offers")[1]

The Recommended Final Offers consist of a consideration of 950.25 pence per share of BAA (including the 15.25 pence dividend per share of BAA declared by BAA's Board of Directors on 16 May). This entails the payment of 935 pence per share of BAA, valuing BAA's outstanding capital at approximately 10.110 billion pounds sterling.

ADI has also announced that, as an alternative to the all-cash offer, BAA shareholders may choose another form of consideration that enables them to participate indirectly in the future of BAA, consisting of shares of a newly-created company, Altitude Assets plc ("Altitude Assets"), in addition to partial payment in cash (the "Partial Share Alternative"). Accordingly, each BAA shareholder who chooses the Partial Share Alternative will receive, for each share of BAA, 897.4 pence in cash and 0.2 shares of Altitude Assets instead of 935 pence in cash.

Altitude Assets is a company that will be listed on the AIM market of the London Stock Exchange and will hold an indirect stake in BAA as Altitude Assets is expected to own between 5% and 10% of the capital of the parent company of ADI, Airport Development and Investment (Holdings) limited, if the Partial Share Alternative is declared unconditional in all its terms.

Also, in accordance with the terms of the Partial Share Alternative and depending on the availability of shares of Altitude Assets, it may be possible to increase the ratio of shares of Altitude Assets with respect to cash for those BAA shareholders who so wish, enabling them to request the delivery of 0.2 additional shares of Altitude Assets for every 37.6 pence of cash consideration.

Finally, the offers to holders of bonds convertible into shares of BAA (2008 convertible bonds and 2009 convertible bonds) have been revised and they have also been

[1] ADI reserves the right to increase, extend or otherwise amend the Recommended Final Offers (or any part thereof): (i) with the recommendation of the BAA Board; or (ii) if a firm intention to make a competing offer for BAA is announced; or (iii) with the consent of the Panel; or (iv) if BAA issues an announcement of the kind referred to in Rule 31.9 of the City Code.

recommended by the Board of Directors of BAA. This revision entails an increase in the cash offer made to the holders of bonds convertible into shares of BAA (2008 convertible bonds and 2009 convertible bonds) which offers better value than the bond conversion ratio in the event of a change of control. Holders of BAA bonds are also offered an alternative to the all-cash consideration for convertible bonds, consisting of a payment in cash and the delivery of shares of Altitude Assets.

The Recommended Final Offers are conditional upon acceptance by at least 90% of all the ordinary shares of BAA or such lower percentage as the Consortium may establish, in accordance with the terms and conditions already disclosed to the market and set out in the aforementioned announcement and its Annex 1. Additionally, the Recommended Final Offers are subject to other conditions detailed in Annex 1 of that announcement.

ADI has received irrevocable commitments from each of the members of the Board of Directors of BAA and from parties related to them to accept the Recommended Final Offers; this represents 0.02% of BAA's outstanding capital.

The Board of Directors of ADI has been advised by Citigroup Global Markets Limited and Macquarie Bank Limited. The Board of Directors of BAA, advised by N M Rothschild & Sons Limited and UBS Investment Bank, has recommended unanimously that the shareholders and holders of bonds convertible into shares of BAA accept the Recommended Final Offer; accordingly, the shareholders and holders of bonds convertible into shares of BAA are recommended to accept the Recommended Final Offers as soon as possible, and before 13.00 hours (London time) on 26 June 2006 in any case.

Attached as an Annex to this communiqué is the original communiqué in English, a translation of which will be filed shortly with the CNMV.

Madrid, 6 June 2006.

José María Pérez Tremps
Director and Secretary of GRUPO FERROVIAL, S.A.

FOR IMMEDIATE RELEASE 6 June 2006

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO CANADA

RECOMMENDED FINAL OFFERS*

by

AIRPORT DEVELOPMENT AND INVESTMENT LIMITED

a company held by

A CONSORTIUM FORMED AT THE DIRECTION OF FERROVIAL INFRAESTRUCTURAS, S.A., CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC AND GIC SPECIAL INVESTMENTS PTE LTD

for

BAA PLC

Summary

- The boards of Airport Development and Investment Limited ("ADI") and BAA plc ("BAA") are pleased to announce the terms of a recommended final offer* for ADI to acquire the entire issued and to be issued share capital of BAA (the "Ordinary Recommended Final Offer*") and recommended final offers* for ADI to acquire all of the outstanding BAA Convertible Bonds (the "Convertible Recommended Final Offers*" and, together with the Ordinary Recommended Final Offer*, the "Recommended Final Offers*").

- **In aggregate, BAA Shareholders entitled to the BAA Final Dividend will receive a total of 950.25 pence per BAA Share. This will comprise:**

    - the Ordinary Recommended Final Offer* which will be made on the basis of 935 pence in cash per BAA Share; **plus**

    - the proposed final dividend of 15.25 pence per BAA Share (the "BAA Final Dividend").

- The Ordinary Recommended Final Offer* values BAA's existing issued share capital at approximately £10.11 billion.

- Under the terms of the Ordinary Recommended Final Offer*, BAA Shareholders will be entitled to retain the BAA Final Dividend.

- The Convertible Recommended Final Offers* will be made on the following bases:

    - £1,459 in cash for each £1,000 nominal of 2008 Convertible Bonds; and

    - £1,682 in cash for each £1,000 nominal of 2009 Convertible Bonds.

  These values reflect the respective enhanced conversion prices of the BAA Convertible Bonds which apply in the event of a change of control of BAA and, in each case, interest

---

* *ADI reserves the right to increase, extend or otherwise amend the Recommended Final Offers* (or any part thereof) (i) with the recommendation of the BAA Board; (ii) if a firm intention to make a competing offer for BAA is announced; (iii) with the consent of the Panel; or (iv) if BAA issues an announcement of the kind referred to in Rule 31.9 of City Code.*

accruing from and including the most recent interest payment date up to but excluding 26 June 2006.

- In addition, ADI is making a partial share alternative available under each of the Recommended Final Offers* to allow eligible BAA Shareholders and BAA Convertible Bondholders the opportunity to participate, indirectly, in the BAA business going forward (respectively, the "Ordinary Partial Share Alternative" and the "Convertible Partial Share Alternatives" and, together, the "Partial Share Alternatives"). Eligible BAA Shareholders may also elect to increase the number of shares they are entitled to receive if they elect for the Ordinary Partial Share Alternative (the "Ordinary Additional Share Election" and, together with the Partial Share Alternatives, the "Share Facilities"), subject to availability. A limited loan note alternative is also being made available to BAA Shareholders.

- BAA Shareholders and BAA Convertible Bondholders who validly elect for the Partial Share Alternatives and, in the case of BAA Shareholders whose elections are satisfied (in whole or in part), the Ordinary Additional Share Election will be issued shares in a newco, Altitude Assets plc ("Altitude Assets"), which will be listed on the AIM market of the London Stock Exchange ("AIM"). Altitude Assets is expected to hold a stake of between 5 per cent. and 10 per cent. in the holding company of ADI, ADI Holdings, if the Share Facilities become or are declared unconditional in all respects.

- Under the Ordinary Partial Share Alternative, BAA Shareholders who validly elect will receive 897.4 pence in cash per BAA Share plus 0.2 Altitude Shares instead of 935 pence in cash. Under the Ordinary Additional Share Election, BAA Shareholders may also elect to increase (subject to availability) their share entitlements on the basis of 0.2 Altitude Shares for every 37.6 pence of cash consideration to which they otherwise would be entitled under the Ordinary Recommended Final Offer*.

- Under the Convertible Partial Share Alternatives, holders of:

  - 2008 Convertible Bonds who validly elect will receive £1,400 in cash plus 31.06 Altitude Shares for each £1,000 nominal (instead of £1,459 in cash); and

  - 2009 Convertible Bonds who validly elect will receive £1,633 in cash plus 25.94 Altitude Shares for each £1,000 nominal (instead of £1,682 in cash).

- The aggregate of the Ordinary Recommended Final Offer* and the BAA Final Dividend represents:

  - a premium of 49.2 per cent. to the average share price of 637 pence for the 30 days ended on 6 February 2006, the day before speculation began about the possibility of an offer for BAA;

  - a premium of 54.5 per cent. to the average share price of 615 pence for the 12 months ended on 6 February 2006; and

  - an increase of 140.25 pence per BAA Share (amounting to an increase of 17.3 per cent.) on ADI's first offer of 810 pence per BAA Share and an increase of 50.25 pence per BAA Share (amounting to an increase of 5.6 per cent.) on ADI's second offer of 900 pence per BAA Share.

- In addition, the Ordinary Recommended Final Offer* represents a multiple of 23.0x BAA's undiluted pre-exceptional earnings per share of 40.7 pence for the year ended 31 March 2006.

- The Board of BAA, which has been so advised by N M Rothschild & Sons Limited ("Rothschild") and UBS Limited ("UBS"), considers the terms of the Recommended Final Offers* to be fair and reasonable. In providing the advice to the Board of BAA, Rothschild and UBS have taken into account the commercial assessments of the Board of BAA. Accordingly, the Board of BAA intends to recommend BAA Shareholders and BAA Convertible Bondholders to accept the relevant Recommended Final Offers*. ADI has received irrevocable undertakings from the directors of BAA who are BAA Shareholders in

respect of their own (and certain of their close family members) beneficial shareholdings of 239,930 BAA Shares, representing, in aggregate, approximately 0.02 per cent. of the existing issued ordinary share capital of BAA.

- BAA Shareholders and BAA Convertible Bondholders are urged to accept the Recommended Final Offers* as soon as possible and, in any event, by no later than 1.00pm (London time) on 26 June 2006.

Rafael del Pino, Chairman of Ferrovial and Ferrovial Infra, commented:

"We are delighted to have reached an amicable agreement with BAA. We believe this Offer represents outstanding value for shareholders and, with the proposed partial share alternative option, investors can continue to participate in the long term future of this business.

We are committed to cooperating with current management and providing on-going investment in infrastructure with the ultimate aim of achieving value-enhanced quality services for our stakeholders and customers ."

Marcus Agius, Chairman of BAA, commented:

"BAA is a great company and during the past few weeks we have made every effort to ensure that its true value is properly recognised. The offer represents a premium of more than 49% to the 30 day average pre-bid share price and, accordingly, the BAA Board is recommending that shareholders accept the offer."

This summary should be read in conjunction with, and is subject to, the full text of the following announcement (including the Appendices). The Recommended Final Offers will be subject to the Conditions and certain further terms set out in Appendix 1 and the terms and conditions set out in the Revised Offer Documentation when issued. Appendix 2 contains definitions of certain terms used in this summary and in the following announcement. Appendix 3 contains the sources and bases of certain information used in this summary and in the following announcement.*

Enquiries:

Citigroup

David Wormsley + 44 20 7986 7692

Philip Robert-Tissot + 44 20 7986 7519

David James (Corporate Broking) + 44 20 7986 0732

Simon Alexander (Corporate Broking) + 44 20 7986 0963

Citigate

Ginny Pulbrook + 44 20 7282 2945

Grupo Albion

Alex Moore + 34 91 531 2388

BAA

Sarah Hunter +44 207 932 6692

Duncan Bonfield +44 20 7932 6831

Rothschild

(Financial Adviser to BAA)

Crispin Wright +44 20 7280 5000

Simon Linnett +44 20 7280 5000

Stuart Vincent +44 20 7280 5000

UBS Investment Bank

(Financial Adviser and Joint Corporate Broker to BAA)

Robin Budenberg +44 20 7567 8000

Tom Cooper +44 20 7567 8000

Melanie Gee +44 20 7567 8000

Oliver Pawle (Corporate Broking) +44 20 7567 8000

John Woolland (Corporate Broking) +44 20 7567 8000

Hoare Govett

(Joint Corporate Broker to BAA)

Neil Collingridge +44 20 7678 8000

Sara Hale +44 20 7678 8000

Brunswick Group

(PR Adviser to BAA)

Richard Jacques +44 20 7404 5959

Nick Claydon +44 20 7404 5959

This announcement is an advertisement and not a prospectus and investors should not subscribe for or purchase any Altitude Shares, as referred to in this announcement, except on the basis of information in the AIM Document expected to be published by Altitude Assets on or around 12 June 2006. Copies of the AIM Document will, following publication, be available, free of charge, from the registered offices of (i) Altitude Assets at 20-22 Bedford Row, London WC1R 4JS; (ii) KPMG, LLP at 8 Salisbury Square, London EC4Y 8BB; and (iii) Citigroup Global Markets Limited at Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, in accordance with the Prospectus Rules.

Citigroup Global Markets Limited is acting for ADI, Ferrovial Infra, CDP and GIC SI Investor and no one else in connection with the Recommended Final Offers* and matters described in this announcement, and will not be responsible to anyone other than ADI, Ferrovial Infra, CDP and GIC SI Investor for providing the protections afforded to clients of Citigroup Global Markets Limited or for providing advice in relation to the Recommended Final Offers* and matters described in this announcement.

Macquarie Bank Limited is acting for ADI and no one else in connection with the Recommended Final Offers* and matters described in this announcement, and will not be responsible to anyone

other than ADI for providing the protections afforded to clients of Macquarie Bank Limited or for providing advice in relation to the Recommended Final Offers* and matters described in this announcement.

HSBC Bank plc is acting for CDP and no one else in connection with the Recommended Final Offers* and matters described in this announcement, and will not be responsible to anyone other than CDP for providing the protections afforded to clients of HSBC Bank plc or for providing advice in relation to the Recommended Final Offers* and matters described in this announcement.

N M Rothschild & Sons Limited ("Rothschild"), which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively as financial adviser to BAA and no one else in connection with the Recommended Final Offers* and will not be responsible to any other person for providing protections afforded to customers of Rothschild or for providing advice in relation to the Recommended Final Offers* or any other matters referred to in this announcement.

UBS Limited ("UBS" or "UBS Investment Bank") is acting exclusively as financial adviser and corporate broker to BAA and no one else in connection with the Recommended Final Offers* and will not be responsible to any other person for providing protections afforded to customers of UBS or for providing advice in relation to the Recommended Final Offers* or any other matters referred to in this announcement.

Hoare Govett ("Hoare Govett") is acting exclusively as corporate broker to BAA and no one else in connection with the Recommended Final Offers* and will not be responsible to any other person for providing protections afforded to customers of Hoare Govett or for providing advice in relation to the Recommended Final Offers* or any other matters referred to in this announcement.

This announcement does not constitute or form part of any offer or invitation to sell or purchase any securities or solicitation of an offer to buy any securities pursuant to the Recommended Final Offers* or otherwise. The Recommended Final Offers* will be made solely by the Revised Offer Documentation, when issued, which will contain the full terms and conditions of the Recommended Final Offers*, including details of how the Recommended Final Offers* may be accepted.

Unless otherwise determined by ADI, the Recommended Final Offers* are not being, and will not be, made, directly or indirectly, in or into or by the use of the mails of, or by any other means (including, without limitation, electronic mail, facsimile transmission, telex, telephone, internet or other forms of electronic communication) of interstate or foreign commerce of, or any facility of a national securities exchange of Canada or any jurisdiction where to do so would violate the laws of that jurisdiction and will not be capable of acceptance by any such use, means or facility or from within Canada or any such jurisdiction. Accordingly, unless otherwise determined by ADI, copies of this announcement are not being, and must not be, directly or indirectly, mailed, transmitted or otherwise forwarded, distributed or sent in, into or from Canada or any such jurisdiction and persons receiving this announcement (including, without limitation, custodians, nominees and trustees) must not mail or otherwise distribute or send it in, into or from such jurisdiction, as doing so may invalidate any purported acceptance of the Recommended Final Offers*. Any person (including, without limitation, any custodian, nominee and trustee) who would, or otherwise intends to, or who may have a contractual or legal obligation to, forward this announcement and/or the Revised Offer Documentation and/or any other related document to any jurisdiction outside the United Kingdom and the United States should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction.

The Loan Notes that may be issued pursuant to the Loan Note Alternative will not be transferable and will not be listed on any stock exchange and, unless otherwise determined by ADI, have not been, and will not be, registered under the US Securities Act or under the securities laws of any jurisdiction of the United States nor have the relevant clearances been, nor will they be, nor have any steps been taken, nor will any steps be taken, to enable the Loan Notes to be offered in compliance with applicable securities laws of Canada, Australia or Japan (or any province or territory thereof, if applicable) or any other jurisdiction if to do so would

constitute a violation of the relevant laws in such jurisdiction. Accordingly, unless otherwise determined by ADI and the relevant clearances are obtained or steps are taken, the Loan Notes may not be offered, sold, resold or delivered, directly or indirectly, in, into or from the United States (or to US Persons, as defined in Rule 902 of Regulation S under the US Securities Act), Canada, Australia or Japan (or to any residents thereof) or any other jurisdiction (or to residents in that jurisdiction) if to do so would constitute a violation of the relevant laws in such jurisdiction. Neither the US Securities and Exchange Commission ("the SEC") nor any US state securities commission has approved or disapproved of the Loan Notes, or determined if this announcement is accurate or complete. Any representation to the contrary is a criminal offence.

Application will be made to the London Stock Exchange for all the Altitude Shares to be admitted to trading on AIM and it is intended that the Altitude Shares will be admitted to AIM on or shortly after the Ordinary Recommended Final Offer* becomes or is declared unconditional in all respects. The Altitude Shares will not be dealt in, or on, any other recognised investment exchange and no application has been or is being made for the Altitude Shares to be admitted to any such exchange. AIM is a market designed primarily for emerging or smaller companies to which a higher investment risk tends to be attached than to larger or more established companies. AIM securities are not admitted to the Official List. A prospective investor should be aware of the risks of investing in such companies and should make the decision to invest only after due and careful consideration and, if appropriate, consultation with an independent financial adviser.

Altitude Shares have not been registered under the US Securities Act or under the securities laws of any jurisdiction of the United States, and may not be offered or sold in the United States absent registration under, or an applicable exemption from, such registration requirements. Altitude Assets is not and will not be registered under the US Investment Company Act. In addition, no prospectus in relation to the Altitude Shares has been, or will be, lodged with the Australian Securities and Investments Commission and no steps have been, or will be, taken to enable Altitude Shares to be offered in compliance with the applicable securities laws of Canada, Australia or Japan. Consequently, subject to certain limitations and exceptions, the Share Facilities referred to in this announcement are not being made available, and Altitude Shares are not being offered or sold, directly or indirectly, in or into the United States (or to, or for the account or benefit of, US Persons), Canada, Australia or Japan (or to any residents thereof) or any other jurisdiction (or to residents in that jurisdiction), if to do so would constitute a violation of the relevant laws in such jurisdiction.

Neither the US Securities and Exchange Commission (the "SEC") nor any US state securities commission has approved or disapproved of the Loan Notes or the Altitude Shares or determined if this announcement or the AIM Document is accurate or complete. Any representation to the contrary is a criminal offence in the United States.

Accordingly, subject to certain limitations and exceptions, the Share Facilities and the Loan Notes will not be available to BAA Shareholders or BAA Convertible Bondholders in the United States (or to, or for the account or benefit of, US Persons), Canada, Australia or Japan (or to residents thereof).

ADI reserves the right to increase, extend or otherwise amend the Recommended Final Offers* (or any part thereof) (i) with the recommendation of the BAA Board; or (ii) if a firm intention to make a competing offer for BAA is announced; or (iii) with the consent of the Panel; or (iv) if BAA issues an announcement of the kind referred to in Rule 31.9 of the City Code.

An offer for BAA Shares and offers for BAA Convertible Bonds would be for the securities of a corporation organised under the laws of England and would be subject to the procedure and disclosure requirements of England, which are different from those of the United States. The financial information included in the Revised Offer Documentation has not been, and will not be, prepared in accordance with generally accepted accounting principles in the United States ("US GAAP") and thus may not be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with US GAAP. The Recommended Final Offers* are subject to disclosure and other procedural requirements, including with respect to withdrawal rights, offer timetable, settlement procedures and timing of

payments that are different from those applicable under US domestic tender offer procedures and law.

It may be difficult for US holders of BAA securities to enforce their rights and any claim arising out of the US federal securities laws, since ADI and the Consortium (and their respective members) and BAA are located outside of the United States, and some or all of their officers and directors may be resident outside of the United States. US holders of BAA securities may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the US securities laws. Further, it may be difficult to compel a foreign company and its affiliates to subject themselves to a US court's judgment.

To the extent permitted by applicable law, in accordance with normal UK practice and pursuant to exemptive relief granted by the Staff of the Division of Market Regulation of the SEC from Rule 14e-5 of the US Exchange Act, ADI and its members or their respective nominees, or brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, BAA securities other than pursuant to any such offer, such as in open market or privately negotiated purchases outside the United States during the period in which the relevant Recommended Final Offer* remains open for acceptance. In accordance with the requirements of Rule 14e-5 and exemptive relief granted by the SEC, such purchases, or arrangements to purchase, must comply with English law, the City Code and the Listing Rules. In addition, in accordance with Rule 14e-5(b) of the US Exchange Act, Citigroup Global Markets Limited and HSBC Bank plc will continue to act as exempt market makers in BAA securities on the London Stock Exchange. HSBC Financial Products (France) SNC has been granted ad hoc Exempt Principal Trader status in relation to BAA. Any information about such purchases will be disclosed as required in the UK and will be available from the Regulatory News Service on the London Stock Exchange website, www.londonstockexchange.com. This information will also be publicly disclosed in the United States to the extent that such information is made public in the United Kingdom.

This announcement may contain various "forward-looking statements" within the meaning of section 27A of the US Securities Act and section 21E of the US Exchange Act relating to the Final Offers*, ADI, the Consortium or the BAA Group that are subject to risks and uncertainties, including those pertaining to the anticipated benefits to be realised from the proposed acquisition of BAA. The statements can be identified by the use of forward-looking terminology, such as "believe", "expects", "prospect", "estimated", "should", "may" or the negative thereof, or other variations thereof, or comparable terminology indicating ADI's and/or the Consortium's expectations or beliefs concerning future events. ADI cautions that such statements are qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements. Other factors could also cause actual results to differ materially from expected results included in the statements. These factors include changes in regulatory environment, foreign political, economic and currency risks associated with the integration of recently acquired companies.

Dealing disclosure requirements

Under the provisions of Rule 8.3 of the City Code on Takeovers and Mergers (the "City Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of BAA, all "dealings" in any "relevant securities" of BAA (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Ordinary Recommended Final Offer* becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of BAA, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant securities" of BAA by ADI or BAA, or by any of its "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative reference to, securities.

Terms in quotation marks are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

FOR IMMEDIATE RELEASE 6 June 2006

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO CANADA

RECOMMENDED FINAL OFFERS*

by

AIRPORT DEVELOPMENT AND INVESTMENT LIMITED

a company held by

A CONSORTIUM FORMED AT THE DIRECTION OF FERROVIAL INFRAESTRUCTURAS, S.A., CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC AND GIC SPECIAL INVESTMENTS PTE LTD

for

BAA PLC

1. Introduction

The boards of Airport Development and Investment Limited ("ADI") and BAA plc ("BAA") are pleased to announce the terms of a recommended final offer* for ADI to acquire the entire issued and to be issued share capital of BAA (the "Ordinary Recommended Final Offer*") and recommended final offers* for ADI to acquire all of the outstanding BAA Convertible Bonds (the "Convertible Recommended Final Offers*" and, together with the Ordinary Recommended Final Offer*, the "Recommended Final Offers*").

2. The Ordinary Recommended Final Offer*

The Ordinary Recommended Final Offer* has been designed to provide a favourable return for BAA Shareholders seeking an immediate cash exit from their investment, while offering, via a partial share alternative, an investment opportunity to BAA Shareholders (other than certain US Persons and Restricted Overseas Persons) who wish to maintain an indirect investment in the business of the BAA Group.

As explained in more detail below, the terms of the Ordinary Recommended Final Offer* will comprise:

- an increased all-cash offer;
- the Ordinary Partial Share Alternative;
- the Ordinary Additional Share Election; and
- the Loan Note Alternative.

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* *ADI reserves the right to increase, extend or otherwise amend the Recommended Final Offers* (or any part thereof) (i) with the recommendation of the BAA Board; (ii) if a firm intention to make a competing offer for BAA is announced; (iii) with the consent of the Panel; or (iv) if BAA issues an announcement of the kind referred to in Rule 31.9 of City Code.*

The Ordinary Recommended Final Offer* and the BAA Final Dividend together amount to 950.25 pence per BAA Share.

Subject to the conditions and further terms set out below and in Appendix I and to be set out in the Revised Offer Documentation when issued, ADI will offer to acquire all of the BAA Shares (other than those BAA Shares which ADI held or had contracted to acquire at the date of the Original Offers) on the following basis:

935 pence in cash for each BAA Share

In addition, BAA Shareholders who validly accept the Ordinary Recommended Final Offer* and who are entitled to receive the proposed final dividend of 15.25 pence per BAA Share (the "BAA Final Dividend") to be paid by BAA on 11 August 2006 in respect of the financial year ended 31 March 2006 will be entitled to retain such dividend.

The Ordinary Recommended Final Offer* values BAA's existing issued share capital at approximately £10.11 billion, before the BAA Final Dividend, and provides BAA Shareholders with an opportunity to realise value, in cash, at a substantial premium to BAA's pre-bid speculation share price. The aggregate of the increased cash offer of 935 pence and the BAA Final Dividend represents:

- a premium of 49.2 per cent. to the average share price of 637 pence for the 30 days ended on 6 February 2006, the day before speculation began about the possibility of an offer for BAA;
- a premium of 54.5 per cent. to the average share price of 615 pence for the 12 months ended on 6 February 2006; and
- an increase of 140.25 pence per BAA Share (amounting to an increase of 17.3 per cent.) on ADI's first offer of 810 pence per BAA Share and an increase of 50.25 pence per BAA Share (amounting to an increase of 5.6 per cent.) on ADI's second offer of 900 pence per BAA Share.

In addition, the increased cash offer of 935 pence represents a multiple of 23.0x BAA's undiluted pre-exceptional earnings per share of 40.7 pence for the year ended 31 March 2006.

Certain key conditions to the Recommended Final Offers* are summarised in paragraph 15 of this announcement.

The BAA Shares will be acquired by ADI fully paid and free from all liens, equitable interests, charges, encumbrances, rights of pre-emption and any other third party rights or interests whatsoever and together with all rights existing as at 7 April 2006 (being the date the Original Offers were announced) or thereafter attaching thereto, including the right to receive and retain, in full, all dividends and other distributions (if any) declared, made or paid or any other return of capital (whether by way of reduction of share capital or share premium account or otherwise) made on or after 7 April 2006 save that, as explained above, validly accepting BAA Shareholders who are entitled to receive the BAA Final Dividend will be able to retain the BAA Final Dividend.

ADI has agreed with BAA that ADI will vote any shares it may own or control at that time at the forthcoming BAA Annual General Meeting in favour of the proposed resolution to approve the payment of the BAA Final Dividend.

Ordinary Partial Share Alternative

ADI is making available the Ordinary Partial Share Alternative to allow BAA Shareholders (other than certain US Persons and other Restricted Overseas Persons) the opportunity to participate, indirectly, in the BAA business going forward.

BAA Shareholders who validly accept the Ordinary Recommended Final Offer* and validly elect for the Ordinary Partial Share Alternative will receive for each BAA Share in respect of which they elect for the Ordinary Partial Share Alternative:

897.4 pence (in cash or Loan Notes) and 0.2 Altitude Shares

instead of the 935 pence in cash for each such BAA Share to which they would otherwise be entitled under the Ordinary Recommended Final Offer*. Accordingly, BAA Shareholders who wish to receive only cash in respect of all of their holdings of BAA Shares should not elect for the Ordinary Partial Share Alternative.

BAA Shareholders who validly accept the Ordinary Recommended Final Offer* and who validly elect for the Ordinary Partial Share Alternative in respect of their entire holding of BAA Shares assented to the Ordinary Recommended Final Offer* will also be able to elect, pursuant to the Ordinary Additional Share Election (described in full below), to increase, subject to availability, the number of Altitude Shares they receive under the Ordinary Recommended Final Offer*.

The Ordinary Partial Share Alternative will be conditional upon the Ordinary Recommended Final Offer* becoming or being declared unconditional in all respects, Admission of the Altitude Shares to trading on AIM and valid elections, which are capable of satisfaction in accordance with the terms of the Share Facilities, having been received (and not, where permitted, withdrawn) from BAA Shareholders and BAA Convertible Bondholders which would result in the issue of not less than 123,521,370 Altitude Shares by no later than 7 days after the date the Ordinary Recommended Final Offer* becomes or is declared unconditional in all respects.

The maximum number of Altitude Shares available under the Ordinary Partial Share Alternative (and the related Ordinary Additional Share Election) and the Convertible Partial Share Alternatives will be equal to the number of Altitude Shares that would be issued, under the terms of the Recommended Final Offers*, if the offers were to be accepted in full and the relevant Partial Share Alternative were to be elected for each BAA Share and BAA Convertible Bond assented to the relevant Recommended Final Offer*.

The Ordinary Partial Share Alternative will be available for at least 14 days after the Ordinary Recommended Final Offer* becomes or is declared unconditional in all respects and notice to close the Ordinary Partial Share Alternative will not be given prior to the date on which the Ordinary Recommended Final Offer* becomes or is declared unconditional as to acceptances.

Subject to certain limitations and exceptions, the Ordinary Share Facilities are not being made available, directly or indirectly, in, into or from the United States (or to, or for the account or benefit of, US Persons), Canada, Australia or Japan (or to any residents thereof) or any other jurisdiction (or to residents of that jurisdiction) if to do so would constitute a violation of the relevant laws in such jurisdiction.

Ordinary Additional Share Election

BAA Shareholders (other than certain US Persons and Restricted Overseas Persons) who validly accept the Ordinary Recommended Final Offer* and validly elect for the Ordinary Partial Share Alternative in respect of their entire holding of BAA Shares assented to the Ordinary Recommended Final Offer* will also be able to elect to increase, pursuant to the Ordinary Additional Share Election, the number of Altitude Shares they receive in respect of each BAA Share validly assented to the Ordinary Recommended Final Offer* subject to availability (as described below), on the basis of:

0.2 additional Altitude Share for every 37.6 pence of cash consideration to which they would otherwise be entitled under the Ordinary Recommended Final Offer*

The Ordinary Additional Share Election will be conditional upon the same conditions as the Ordinary Partial Share Alternative described above.

The Revised Offer Documentation will describe in detail the mechanism used to determine the number of Altitude Shares available under the Ordinary Additional Share Election (which will involve separate settlement periods and settlement pools).

To the extent that elections for additional Altitude Shares under the Ordinary Additional Share Election in a settlement pool cannot be satisfied in full, they will be scaled down as nearly as reasonably practicable pro rata to the size of such elections. Fractions of Altitude Shares will not be allotted and entitlements will be rounded down to the nearest whole integer.

The maximum number of Altitude Shares available under the Share Facilities will be reduced to the extent that valid elections are not made (whether directly or via reallocation as described above) for all Altitude Shares available in any settlement period.

There can be no guarantee that elections for additional Altitude Shares under the Ordinary Additional Share Election will be satisfied (in whole or in part).

ADI reserves the right to close the Ordinary Additional Share Election, without prior notice, on any closing date of the Ordinary Partial Share Alternative or on any other date with the consent of the Panel and BAA.

Loan Note Alternative

As an alternative to all or part of the cash consideration which would otherwise be receivable under the Ordinary Recommended Final Offer*, BAA Shareholders (other than, unless ADI otherwise determines, US Persons or Restricted Overseas Persons) who validly accept the Ordinary Recommended Final Offer* will, subject to the conditions and further terms set out in this announcement, Appendix I of this announcement and in the Revised Offer Documentation, be able to elect to receive, subject to availability, Loan Notes to be issued by ADI on the following basis:

£1 nominal of Loan Notes for every £1 of cash consideration

BAA Shareholders accepting the Ordinary Recommended Final Offer* may only make an election for the Loan Note Alternative in respect of the cash consideration to which they are entitled. BAA Shareholders who elect for the Ordinary Partial Share Alternative may therefore elect to receive all (and not part only) of the cash element of the consideration they are entitled to under the Ordinary Partial Share Alternative in the form of cash or Loan Notes. A BAA Shareholder who elects for further Altitude Shares pursuant to the Ordinary Additional Share Election in respect of any of the BAA Shares he has assented to the Ordinary Recommended Final Offer* will, in the event that his application for additional Altitude Shares is scaled down (as described above), receive only cash (and not Loan Notes) in respect of any elections for further Altitude Shares that cannot be satisfied under the terms of the Recommended Final Offers*.

The Loan Note Alternative will not be available to BAA Convertible Bondholders in respect of acceptances of the Convertible Recommended Final Offers*.

The Loan Notes, which will be governed by English law, will be unsecured obligations of ADI, guaranteed as to payment of the principal amount only by The Royal Bank of Scotland plc. The Loan Notes will bear interest (from the date of issue of the Loan Notes) payable every six months in arrears (less any tax required by law to be deducted or withheld therefrom) on 30 June and 31 December each year, at a rate per annum calculated to be one half of one per cent.

(0.5%) below LIBOR, as determined for the relevant interest period. The first payment of interest will be made on 31 December 2006.

The Loan Notes will be redeemable at par (together with accrued interest) at the option of each Noteholder, in whole or in part, on any interest payment date, commencing on 30 June 2007. Any Loan Notes outstanding on 31 December 2009 will be redeemed at par (together with any accrued interest) on that date. ADI may elect to redeem all (but not some only) of the outstanding Loan Notes on any interest payment date on which:

(a) the aggregate nominal value of the Loan Notes then remaining outstanding is less than £50 million;

(b) the aggregate nominal value of the Loan Notes then remaining outstanding represents less than 25 per cent. of the aggregate nominal value of the Loan Notes issued under the Ordinary Recommended Final Offer*; or

(c) in the reasonable opinion of ADI, the interest payable on the Loan Notes falls, or is expected to fall, to be treated as non-deductible by ADI for tax purposes.

The Loan Notes will not be transferable and no application has been, or will be, made for them to be listed or dealt in on any stock exchange. The Loan Notes will be issued and registered credited as fully paid in integral multiples of £1 nominal.

If valid elections for the Loan Note Alternative have not been received in respect of an aggregate of at least £50 million in nominal value of Loan Notes by the time the Ordinary Recommended Final Offer* becomes or is declared unconditional in all respects, no Loan Notes will be issued, in which event BAA Shareholders who have elected for the Loan Note Alternative will then receive cash in respect of the balance of the cash consideration to which they are entitled under the Ordinary Recommended Final Offer*.

Up to a maximum of £1 billion (or such greater amount as ADI, in its absolute discretion, considers necessary in order to comply with its obligations under Part XIII A of the Companies Act 1985) in aggregate nominal amount of Loan Notes will be issued and, to the extent that BAA Shareholders validly elect to receive Loan Notes pursuant to the Loan Note Alternative which, in aggregate nominal amount, exceed such amount, the entitlement of each BAA Shareholder who so validly elects will be scaled down (if not already settled) as nearly as reasonably practicable *pro rata* to the number of BAA Shares in respect of which that BAA Shareholder has elected for the Loan Note Alternative and they will receive cash in respect of the balance of the cash consideration to which they are entitled under the Ordinary Recommended Final Offer*.

The Loan Notes that may be issued pursuant to the Ordinary Recommended Final Offer* are not, and will not be, registered under the US Securities Act or under the securities laws of any jurisdiction of the United States. Unless ADI otherwise determines, the relevant clearances have not been, nor will they be, sought, nor have any steps been taken, nor will any steps be taken, to enable the Loan Notes to be offered in compliance with applicable securities laws of Canada, Australia or Japan (or any province or territory thereof, if applicable) or any other jurisdiction if to do so would constitute a violation of the relevant laws in such jurisdiction. Accordingly, unless otherwise determined by ADI and the relevant clearances are obtained or steps are taken, the Loan Notes may not be offered, sold, resold or delivered, directly or indirectly, in, into or from the United States (or to US Persons, as defined in Rule 902 of Regulation S under the US Securities Act), Australia, Canada or Japan (or to any residents thereof) or any other jurisdiction (or to residents in that jurisdiction) if to do so would constitute a violation of the relevant laws in such jurisdiction.

Further details of the terms of the Loan Note Alternative will be set out in the Revised Offer Document when issued.

3. The Convertible Recommended Final Offers*

As with the Ordinary Recommended Final Offer*, the Convertible Recommended Final Offers* have been designed to provide a favourable return for BAA Convertible Bondholders seeking an immediate cash exit from their investment, while offering, via a share alternative, an investment opportunity to those persons who hold BAA Convertible Bonds (other than certain US Persons and Restricted Overseas Persons) who wish to maintain an indirect investment in the business of the BAA Group.

As explained in more detail below, the terms of the Convertible Recommended Final Offers* will comprise:

- increased all-cash offers; and

- the Convertible Partial Share Alternatives.

Subject to the conditions and further terms set out below and in Appendix I and to be set out in the Revised Offer Documentation when issued, ADI will offer (by way of two separate offers) to acquire all of the BAA Convertible Bonds to which the relevant Convertible Recommended Final Offer* relates (for the purposes of sections 428 to 430F (inclusive) of the Companies Act) on the following bases:

£1,459 in cash for each £1,000 nominal of 2008 Convertible Bonds

£1,682 in cash for each £1,000 nominal of 2009 Convertible Bonds

The cash consideration payable under each Convertible Recommended Final Offer* reflects the enhanced conversion prices of the relevant BAA Convertible Bonds, which would apply in the event of a change of control of BAA as summarised in more detail below and, in each case, interest accruing from and including the most recent interest payment date up to but excluding 26 June 2006. The cash consideration payable ignores the BAA Final Dividend as, in the event of a conversion after the Convertible Recommended Final Offers* become or are declared unconditional in all respects, the BAA Convertible Bondholders would not be entitled to the BAA Final Dividend. In addition, the value offered for the 2009 Convertible Bonds includes an amount to reflect the cash payment to which holders of 2009 Convertible Bonds would be entitled upon a conversion of the 2009 Convertible Bonds at the enhanced conversion price.

ADI will reserve the right to adjust the terms of the Convertible Recommended Final Offers* if, prior to the date on which the relevant Convertible Recommended Final Offer* becomes or is declared unconditional in all respects, BAA takes any action which results or would result in any adjustment to the conversion price of the relevant BAA Convertible Bonds.

The current conversion prices that apply under the terms of the BAA Convertible Bonds are, assuming there have been no circumstances which have led to an adjustment since their issue, based on a price of 800 pence per BAA Share in respect of the 2008 Convertible Bonds and 576 pence per BAA Share in respect of the 2009 Convertible Bonds. If and when the Ordinary Recommended Final Offer* becomes or is declared unconditional in all respects and BAA gives BAA Convertible Bondholders notice of that fact, then, for a period of 60 calendar days after the date of such notice, BAA Convertible Bondholders will be able to exercise their rights to convert their BAA Convertible Bonds into BAA Shares at the respective enhanced conversion prices provided for in the applicable terms and conditions of the BAA Convertible Bonds. Assuming the current conversion prices mentioned above to be correct and that they do not change over the relevant period pursuant to the terms and conditions of the 2008 Convertible Bonds or the 2009 Convertible Bonds, the enhanced conversion price applicable to the 2008 Convertible Bonds and 2009 Convertible Bonds would be 644 pence and 559 pence, respectively. The proportional difference between the current conversion price and the enhanced conversion price when

comparing the 2008 Convertible Bonds and the 2009 Convertible Bonds results from the operation of the different formulae contained in the terms and conditions of the 2008 Convertible Bonds and the 2009 Convertible Bonds respectively.

The cash payable under each of the Convertible Recommended Final Offers* is equal to the aggregate of the payment in respect of interest described above and the cash consideration that would be received by a BAA Convertible Bondholder who, within the 60 calendar day period referred to above, validly converted his BAA Convertible Bonds into BAA Shares at the enhanced conversion price applicable to such BAA Convertible Bonds and, if the Ordinary Recommended Final Offer* were still open for acceptances, accepted the Ordinary Recommended Final Offer* in respect of such BAA Shares and did not elect for either of the Ordinary Share Facilities or the Loan Note Alternative.

BAA Convertible Bondholders should note that any conversion outside the 60 calendar day period referred to above would not be at the enhanced conversion price. BAA Convertible Bondholders are therefore advised to accept the relevant Convertible Recommended Final Offer* and not to exercise their conversion rights.

Convertible Partial Share Alternatives

ADI is making available the Convertible Partial Share Alternatives to allow BAA Convertible Bondholders the opportunity to participate, indirectly, in the BAA business going forward.

BAA Convertible Bondholders (other than certain US Persons and Restricted Overseas Persons) who elect for the relevant Convertible Partial Share Alternative will, as an alternative to the relevant all-cash offer, receive in respect of every £1,000 nominal value for which they elect for the relevant Convertible Partial Share Alternative:

£1,400 and 31.06 Altitude Shares (in the case of the 2008 Convertible Bonds)

£1,633 and 25.94 Altitude Shares (in the case of the 2009 Convertible Bonds)

instead of £1,459 in cash (in the case of 2008 Convertible Bonds) and £1,682 in cash (in the case of 2009 Convertible Bonds) to which they would otherwise be entitled under the relevant Convertible Recommended Final Offer*. BAA Convertible Bondholders wishing to receive only cash in respect of their holding of BAA Convertible Bonds should not elect for a Convertible Partial Share Alternative.

The Convertible Partial Share Alternatives will each be conditional upon the Ordinary Recommended Final Offer* becoming or being declared unconditional in all respects, Admission of the Altitude Shares to trading on AIM and valid elections (which are capable of satisfaction) having been received (and not, where permitted, withdrawn) from BAA Shareholders and BAA Convertible Bondholders for not less than 123,521,370 Altitude Shares by no later than 7 days after the date the Ordinary Recommended Final Offer* becomes or is declared unconditional.

The maximum number of Altitude Shares available under each of the Convertible Partial Share Alternatives will be equal to the number of Altitude Shares that would be issued, under the terms of the relevant Convertible Recommended Final Offer*, if the relevant Convertible Recommended Final Offer* were accepted in full and the Convertible Partial Share Alternative were to be elected for each BAA Convertible Bond assented to the relevant Convertible Recommended Final Offer*.

The Convertible Partial Share Alternatives will be available for at least 14 days after the Ordinary Recommended Final Offer* becomes or is declared unconditional in all respects and notice to close one or both of the Convertible Partial Share Alternatives will not be given prior to the date

on which the Ordinary Recommended Final Offer* becomes or is declared unconditional as to acceptances.

Subject to certain limitations and exceptions, the Convertible Partial Share Alternatives are not being made available, directly or indirectly, in, into or from the United States (or to, or for the account or benefit of, US Persons), Canada, Australia or Japan (or to any residents thereof) or any other jurisdiction (or to residents of that jurisdiction) if to do so would constitute a violation of the relevant laws in such jurisdiction.

4. Information on Altitude Assets

Altitude Assets is a public limited company incorporated in England and Wales on 23 May 2006. Altitude Assets was established for the purpose of enabling BAA Shareholders and BAA Convertible Bondholders to maintain, pursuant to the Recommended Final Offers*, an ongoing indirect interest in the BAA business. Altitude Assets has not entered into any obligations other than in connection with the Recommended Final Offers*.

Subject to the satisfaction or, if applicable, waiver of the various conditions to which one of more of the Share Facilities are subject, Altitude Assets will be a minority shareholder in ADI Holdings (the indirect parent company of ADI). The remainder of the issued share capital of ADI Holdings will be held by FGP Topco (through which the members of the Consortium will invest). The only investment or trading activities of Altitude Assets is expected to be its investment in ADI Holdings.

The Board of Altitude Assets currently comprises three directors: Luis Sanchez Salmeron (a Ferrovial Infra nominee), Macky Tall (a CDP nominee) and Stuart Baldwin (a GIC SI Investor nominee). As soon as reasonably practicable following Admission, it is expected that directors who are independent of FGP Topco will be appointed to the board of Altitude Assets, in place of all of the current directors.

The AIM Document when published will set out further information in relation to Altitude Assets and its interest in ADI. It will also include key factors (including risk factors) that may be relevant to the decision of BAA Shareholders and BAA Convertible Bondholders as to whether to elect for a Partial Share Alternative and/or make an election pursuant to the Ordinary Additional Share Election.

5. Information on the Consortium

The Consortium comprises Ferrovial Infraestructuras, S.A. ("Ferrovial Infra"), Lernamara S.L. ("Ferrovial Investor"), Airport Infrastructure Fund L.P., ("CDP Investor") and Baker Street Investments Pte Ltd ("GIC SI Investor").

Ferrovial

Ferrovial Infra is the holding company of the infrastructure division of the Ferrovial Group. The Ferrovial Group was founded as a construction company in 1952 and, while it maintains construction as one of its core activities, is one of Europe's leading diversified industrial groups engaged in construction, services and infrastructure concession activities. It had annual revenues in 2005 of €8,989 million (approximately £6,203 million), has more than 78,000 employees and a presence in 40 countries worldwide. In recent years, Ferrovial's Group strategy has been to expand and diversify in terms of activities and regions. In the 1997 to 2005 period, investments amounted to €6 billion (approximately £4 billion), 80 per cent. in infrastructure and services. In 2005, the Ferrovial Group derived 59 per cent. of its operating profit from its infrastructure and services business.

The Ferrovial Group has also made significant strides in investments outside Spain, with 46 per

cent. of operating profit in 2005 coming from outside Spain. The Ferrovial Group has investments throughout Europe (the UK, Ireland, Italy, Portugal and Poland), Canada, the US, Australia and Chile. Ferrovial's net income in 2005 was €416 million (approximately £287 million).

The Ferrovial Group's infrastructure projects include the operation, through its subsidiary, Cintra Concesiones de Infraestructuras de Transporte, S.A. ("Cintra"), of the 407 ETR motorway in Toronto and the Chicago Skyway Bridge toll road and Cintra has recently signed the concession and lease agreement for the Indiana Toll Road. In the UK, through its subsidiary, Amey plc, Ferrovial indirectly holds 66 per cent. of a 30-year contract to upgrade and maintain the Jubilee, Northern and Piccadilly London Underground Lines. Ferrovial Group's airport investments currently include owning 50 per cent. of Bristol airport, 100 per cent. of Belfast City airport, 20.9 per cent. of Sydney airport and 100 per cent. of Cerro Moreno airport in Antofagasta (Chile). The Ferrovial Group has also recently acquired 100 per cent. of the share capital of the Swiss airport handling company, Swissport International AG, which operates in more than 180 airports worldwide and employs over 20,000 people.

Ferrovial Infra has a proven track record in successfully investing in and managing infrastructure businesses globally. The Ferrovial Group has, over more than half a century, gained considerable experience and expertise in strategy and business planning, capital projects management and optimising capital structures for infrastructure businesses. The Consortium believes that Ferrovial Infra is an ideal partner to assist existing management to develop appropriate strategies and implement a business plan for the BAA Group for the benefit of stakeholders.

The "Grupo Familiar Concertado" created by Rafael del Pino Moreno (the father of the current Chairman of Ferrovial and Ferrovial Infra, Rafael del Pino) and his sons, indirectly controls 58.315 per cent. of the share capital of Ferrovial. This holding is through two private limited companies, Portman Baela, S.L. and Casa Grande de Cartagena, S.L., holding 40.538 per cent. and 17.777 per cent. respectively.

Ferrovial Infra and Ferrovial Investor are both wholly owned subsidiaries of Ferrovial.

CDP

CDP is a financial institution that manages funds primarily for public and private pension and insurance plans. As at 31 December 2005, it held CA$122.2 billion (approximately £60.5 billion) of net assets. CDP invests in the main financial markets as well as in private equity and real estate.

CDP's private equity unit focuses mainly on companies that offer predictable current income for its infrastructure portfolio. CDP partners with dynamic companies in various sectors, offering them a wide range of financing products, which comprise mainly equity investments and loans. As at 31 December 2005, the private equity portfolio had a net asset value of CA$10.9 billion (approximately £5.4 billion).

In March 2005, CDP acquired a 40 per cent. shareholding in HOCHTIEF Airport Capital GmbH, which holds interests (either directly or indirectly) in each of the following airports: Athens (13.3 per cent.), Düsseldorf (10 per cent.), Hamburg (13.1 per cent.) and Sydney (5.1 per cent.).

CDP Investor is the entity through which CDP is participating in the FGP Topco Group.

GIC SI

GIC SI is the private equity investment arm of GIC. GIC SI manages a diversified global portfolio of investments in private equity, venture capital and infrastructure funds, as well as direct investments in private companies. From providing capital to US leveraged buyout and venture capital firms in the early 1980s, GIC SI's portfolio has since grown significantly. Today, operating out of offices in Singapore, London, New York, San Francisco and Beijing, GIC SI is one of the largest private equity investors worldwide.

GIC is a global investment management company established in 1981 to manage Singapore's foreign reserves. GIC invests internationally in equities, fixed income, money market instruments, real estate and special investments. Since inception, GIC has grown from managing a few billion dollars, to managing more than US$100 billion (approximately £57 billion) today. GIC strives to achieve good long-term returns on assets under management, to preserve and enhance Singapore's reserves.

GIC SI Investor is the company through which GIC SI is participating in the FGP Topco Group.

GIC SI Debt Provider, an affiliate of GIC SI Investor, is a company through which GIC SI is providing additional funding to FGP Topco.

ADI

Airport Development and Investment Limited was formed at the direction of Ferrovial Infra, CDP and GIC SI for the purpose of making the Recommended Final Offers* and acquiring BAA. The directors of ADI are Juan Béjar Ochoa (Managing Director of Ferrovial Infra and Ferrovial Aeropuertos, S.A. and Chief Executive Officer of Cintra), Ghislain Gauthier (Senior Vice-President, Investments, CDP) and Ang Eng Seng (Head of Europe Private Equity Group, GIC SI).

6. Information on BAA

BAA owns and operates seven UK airports (London Heathrow, London Gatwick, London Stansted, Aberdeen, Edinburgh, Glasgow and Southampton) and has management contracts in relation to, or stakes in, airports the USA, Australia, Italy and, most recently, Hungary (following its acquisition of Budapest Airport in December 2005). Just over 144.6 million passengers passed through its seven UK airports during the calendar year ended December 2005. The BAA Group also owns an airport retailing business and has a property joint venture with Morley Fund Management.

For the year ended 31 March 2006, BAA reported group revenue of £2,275 million (2005: £2,115 million) and underlying pre-exceptional group operating profit of £710 million (2005: £695 million). As at 31 March 2006, BAA had shareholders' equity[2] of £5,982 (2005: £5,623 million) and net debt of £5,340 million (2005: £3,064 million).

Through its investment in ADI Holdings, Altitude Assets will, following satisfaction or, if applicable, waiver of the conditions to one or more of the Share Facilities, have an indirect interest in the BAA Group.

7. ADI's plans for BAA

Plans for BAA's business

ADI's aim is to maximize BAA's operational and financial efficiency, whilst also focusing on security, safety, good airline and passenger service and environmental issues. ADI is committed to the long-term ownership and continued development of BAA's business, and to its investment needs in the future.

ADI plans to keep together and to focus on BAA's UK airports. It will undertake a thorough review of BAA's other assets when it has access to detailed information about them following completion of the Recommended Final Offers*, with a view to determining whether to keep or sell these assets. ADI is willing to make such commitments in relation to BAA's Australian airport interests as will ensure compliance with the Australian Airports Act. The proceeds of any sale of BAA's non UK airport assets will primarily be used to repay acquisition debt.

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[2] Excluding minority interests

ADI believes users will benefit materially from its commitment to cost-efficient and market demand driven investment, financing and operational efficiency and its focus on the UK airports. In particular, ADI believes that there are a number of possible ways to improve BAA's business which could deliver significant benefits to users in the medium to long-term. For example, ADI will look at reducing overheads, outsourcing certain functions where appropriate and improving procurement practices. ADI believes this would introduce both a higher degree of flexibility in the operations and best industry practices, resulting in higher service levels overall. Ferrovial's global experience of operating successful airports and infrastructure projects has helped ADI to identify these opportunities and is expected to assist it in implementing changes going forward.

Another area of focus for ADI will be the approach to users and other stakeholder relations. In particular, ADI is confident that consultation with users on investment plans and service levels can be improved. In addition, ADI believes that there are a number of areas where efficiency savings could be made. ADI believes that, historically, BAA has not focused sufficiently on ensuring all possible efficiencies are realised for the benefit of users.

Investment plans

ADI has ensured that financing will be available to undertake the published capital expenditure programme of BAA in the UK. The need for terminal and runway capacity has been highlighted in the ATWP and ADI recognises the importance of implementing its recommendations for the future development of the airports in South-East England in particular.

To assist in this process, ADI has arranged a £2.0 billion capital expenditure facility which is capable of being drawn for a five-year period. Should this funding source be fully utilised, ADI is confident it will be able to raise additional capital expenditure facilities to assist in funding further investment.

ADI is also aware of the current discussions around BAA's investment plan for Stansted airport. In ADI's view, consultation with stakeholders in general, and users in particular, is of fundamental importance in developing new capacity. An alternative capital expenditure plan, already flagged to the CAA and the DfT, has been developed by ADI for Stansted. ADI believes that this plan, together with its fresh approach to stakeholder consultation, will allow BAA to meet the needs of all stakeholders within the current regulatory framework.

Overall, ADI believes its approach is strongly aligned with the interests of users while not materially transferring risk to them.

Refinancing

Shortly after the completion of the acquisition of BAA, ADI intends to refinance the Senior Acquisition Facilities with a longer term financing structure based upon proven techniques adopted by other regulated companies. This process is intended to provide the medium and long-term financing required to support the investment needs of BAA.

BAA directors, management and employees

ADI intends that the existing employment rights of all BAA Group employees would continue to be safeguarded and their accrued rights to pension benefits protected, in accordance with statutory requirements, notwithstanding its intention to review the future of BAA's non UK assets and look at possibilities for overhead reductions and outsourcings following the Ordinary Recommended Final Offer* becoming or being declared unconditional in all respects. Any such steps would only be taken after consultation with the appropriate bodies in accordance with relevant law. ADI's plans do not involve any material change in the conditions of employment of BAA's employees, nor are there any current plans to change the principal locations of BAA's business.

8. Ferrovial Infra's arrangements with MAp

As announced on 29 March 2006, Ferrovial Infra has entered into an agreement with MAp in relation to conditional put and call options (the "Options") over Ferrovial Infra's interests in Sydney and Bristol airports. Under the terms of the agreement, the Options may only be exercised if ADI acquires, directly or indirectly, shares carrying more than 50 per cent. of the voting rights of the share capital of BAA.

If the condition is satisfied, consistent with MAp's December 2005 valuations, the price at which MAp has an option to acquire Ferrovial Infra's 20.9 per cent. interest in Sydney airport is approximately A$1,009 million (approximately £412 million) and the price at which MAp may acquire Ferrovial Infra's 50 per cent. interest in Bristol airport is approximately £106 million (in each case less any distributions paid by the relevant airport after 29 March 2006). Ferrovial Infra may exercise its put options at a 7.5 per cent. discount to the call option prices. Exercise of the Options is subject to the existing shareholder pre-emption arrangements. No fees have been paid for the Options, which expire after the earlier of 90 days from the date ADI acquires, directly or indirectly, shares carrying more than 50 per cent. of the voting rights of the share capital of BAA and 365 days from the date of the agreement.

9. Pensions

Agreement has been reached with the BAA pension scheme trustees as to a strategy for the pension scheme in the event of the acquisition of BAA by ADI. In particular, it has been agreed that: the pension scheme can, alongside the Banks and up to an agreed level, benefit from security over assets of companies in the BAA Group; the trustees consider that the strengthened funding target which the Consortium has proposed is an appropriate proposal; employer contributions will be increased; and the trustees will consult with the Consortium and ADI with a view to adopting a new investment strategy for the pension scheme.

10. Anti-trust and Regulatory

As ADI announced on 23 May 2006, its proposed acquisition of BAA has been reviewed and cleared by the European Commission, without conditions, and no other anti-trust notifications or processes are relevant in the EU or in any EU member state.

In relation to jurisdictions outside the EU in which BAA operates, ADI is confident that the implementation of the Recommended Final Offers* will not give rise to any material anti-trust or regulatory issues. In relation to Australia, the Consortium members would be willing to make such commitments as may be necessary to ensure compliance with the Australian Airports Act.

Separately, as ADI announced on 26 May 2006, it is aware that the OFT is considering launching a study into the UK airport market. ADI is familiar with the UK regulatory framework and the various reviews that may take place. Indeed, the structure of the market has been considered at regular intervals since BAA was privatised. If ADI is successful in its offer for BAA, ADI will of course cooperate fully with any review, if the OFT does in due course decide to initiate one.

11. Civil Aviation Authority and UK Government

As ADI disclosed in its announcement of 15 May 2006, in recent weeks it has engaged in an open and constructive dialogue with the CAA and the UK Government.

ADI is committed to the long-term development of BAA's UK airports consistent with the recommendations of the ATWP. The required investment has been factored into ADI's business plan and has been taken into account in developing ADI's financing structure.

ADI is confident that it can deliver BAA a flexible, cost effective and robust financing structure that will ensure the investment set out in the ATWP is made consistent with the CAA's objectives.

12. BAA Share Schemes

The Ordinary Recommended Final Offer* will extend to any BAA Shares unconditionally allotted or issued and fully paid whilst the Ordinary Recommended Final Offer* remains open for acceptance pursuant to the exercise of options under any of the BAA Share Schemes or as a result of vesting pursuant to the BAA Share Schemes.

Participants in the BAA Share Schemes will be written to separately and appropriate proposals will be made to such participants in due course.

13. BAA American Depositary Receipts

As the Ordinary Recommended Final Offer* is not being specifically extended to BAA ADRs representing BAA Shares, BAA ADR Holders who wish to participate in the Ordinary Recommended Final Offer* should take steps to present their BAA ADRs to the US Depositary for cancellation in accordance with the terms of the Deposit Agreement, including as to payment of the US Depositary's fees and any applicable transfer fees. Any underlying BAA Shares received by BAA ADR Holders upon such cancellation may then be tendered in the Ordinary Recommended Final Offer* following the procedures to be set out in the Recommended Final Offer* Documentation when issued.

14. Conditionality of the Recommended Final Offers* and certain withdrawal rights

The Recommended Final Offers* will be subject to the conditions and further terms set out in Appendix 1 and the terms and conditions to be set out in the Revised Offer Documentation when issued.

ADI would like to draw your attention to the following Conditions upon which, amongst others, the Ordinary Recommended Final Offer* will be conditional (the full details of such Conditions are set out in Appendix 1 and will be set out in the Revised Offer Documentation when issued):

- Valid acceptances being received (and not, where permitted, withdrawn) in respect of not less than 90 per cent. (or such lower percentage as ADI may decide) of the BAA Shares to which the Ordinary Recommended Final Offer* relates, provided that this will not be satisfied unless ADI and/or any of its wholly-owned subsidiaries shall have acquired or agreed to acquire BAA Shares carrying in aggregate more than 50 per cent. of the voting rights then normally exercisable at a general meeting of BAA. ADI has agreed with the Banks that, unless they so consent, it will not declare the Ordinary Recommended Final Offer* unconditional as to acceptances until it has received valid acceptances in respect of BAA Shares such that following acquisition of those BAA Shares it would hold more than 75 per cent. of the ordinary shares in BAA (assuming for this purpose that all options, warrants and Convertible Bonds, which, as at the relevant time have not been assented to a Convertible Recommended Final Offer*, had been converted or exercised).

- Since 7 April 2006:

    - the Secretary of State for Transport ("SSfT") not taking action in respect of traffic distribution, aircraft movement, allocating capacity or national security at any airport owned or managed by the Wider BAA Group ("a BAA Airport") (or threatening or announcing its intention to do any of the same);

    - the CAA or SSfT not imposing or modifying any conditions in respect of airport charges levied at a BAA Airport (or threatening or announcing its intention to do any of the same);

    - the CAA not modifying or revoking any of the licences in respect of a BAA Airport (or threatening or announcing, its intention to do any of the same);

    - the CAA not imposing or modifying any condition which could require the Wider BAA Group or the FGP Topco Group to maintain a certain credit rating which would affect BAA's ability to operate the business of the Wider BAA Group; or

- any Third Party not having proposed or otherwise indicated any intention to take any action referred to above or to enact a statute, order or other instrument with similar effect that is likely to have the same or similar effect on any member of the Wider BAA Group, in each case as that referred to in any of the preceding four sub-paragraphs,

in each case, to the extent that: (i) it would or might be expected by ADI to have an adverse effect on the Wider BAA Group; or (ii) it would be expected to result in any member of the Wider FGP Topco Group being required to give, procure or arrange any guarantee, security, collateral, financial undertaking or other form of financial support whatsoever.

In addition to the Banks' rights in relation to the ability of ADI to declare the Ordinary Recommended Final Offer* unconditional as to acceptances in those certain circumstances described above, ADI has also agreed with the Banks that it will not waive, amend or vary any other term or condition of any Recommended Final Offer* which is reasonably likely to be prejudicial to the interests of the Banks, unless it is required to do so by the Panel or a court of competent jurisdiction.

The Share Facilities and the Convertible Final Recommended Offers* will be conditional upon the Ordinary Recommended Final Offer* becoming or being declared unconditional in all respects. The Share Facilities will also be conditional upon:

(i) valid elections having been received from BAA Shareholders and BAA Convertible Bondholders under the Share Facilities for not less than 123,521,370 million Altitude Shares by no later than 7 days after the date the Ordinary Recommended Final Offer* becomes or is declared unconditional in all respects (the "Minimum Altitude Shares Condition"); and

(ii) the Altitude Shares being admitted to trading on AIM or (if ADI so determines and subject to the consent of the Panel) the London Stock Exchange agreeing to admit Altitude Shares to trading on AIM, subject to allotment.

Subject to the requirements of the Panel, ADI reserves the right to waive the condition (i) above, in whole or in part.

Accordingly, the Share Facilities will be dependent on certain additional conditions that do not apply to the Ordinary Recommended Final Offer*. If these additional conditions are not satisfied or, if applicable, waived, those BAA Shareholders and BAA Convertible Bondholders who elect to receive Altitude Shares, whether under the Partial Share Alternatives or, in the case of BAA Shareholders, the Ordinary Additional Share Election, will nevertheless be deemed to have accepted the relevant Recommended Final Offer* in respect of their entire holding of BAA Shares or BAA Convertible Bonds assented to the Recommended Final Offers* and will receive their consideration in cash (or, in the case of BAA Shareholders, under the Loan Note Alternative, where relevant).

Similarly, BAA Shareholders and BAA Convertible Bondholders who elect to receive Altitude Shares, whether under the Partial Share Alternatives or, in the case of BAA Shareholders, the Ordinary Additional Share Election, will be entitled to withdraw that election if a supplementary prospectus is issued in relation to the Altitude Shares. If they so withdraw they will nevertheless be deemed to have accepted the relevant Recommended Final Offer* in respect of their entire holding of BAA Shares or BAA Convertible Bonds assented to the Recommended Final Offers* and will receive their consideration in cash (or, in the case of BAA Shareholders, under the Loan Note Alternative, where relevant).

15. Disclosure of Interests in BAA

Save for the:

- 378 BAA Shares held by persons presumed by the Panel to be acting in concert (within the meaning of the City Code) with Ferrovial;
- 1,514,626 BAA Shares held by CDP and persons presumed to be acting in concert (within the meaning of the City Code) with CDP;
- 5,951,899 BAA Shares, £3,000,000 in nominal amount 2008 Convertible Bonds and £3,500,000 in nominal amount 2009 Convertible Bonds held by persons presumed to be acting in concert (within the meaning of the City Code) with GIC SI;
- 71,512 BAA Shares held by Citigroup and persons presumed to be acting in concert (within the meaning of the City Code) with Citigroup;
- 1,901,193 BAA Shares held by Macquarie or various entities either directly or indirectly controlled by Macquarie or by funds managed by or to which advisory services are provided by such entities; and
- 155,249 BAA Shares held by HSBC and various affiliates presumed to be acting in concert (within the meaning of the City Code) with HSBC,

none of ADI (nor any of ADI Directors), Ferrovial Infra, Ferrovial Investor, CDP Investor, GIC SI Investor nor, so far as each of ADI, Ferrovial Infra, Ferrovial Investor, CDP Investor or GIC SI Investor is aware, any person deemed to be acting in concert with ADI, owns or controls or has borrowed or lent (save for any borrowed shares which have been either on-lent or sold) any BAA Shares or any securities convertible or exchangeable into BAA Shares (including pursuant to any long exposure or short position, whether conditional or absolute and whether in the money or otherwise, to changes in the prices of securities) or any rights to subscribe for or purchase the same, or holds any options (including traded options) in respect of, or has any option to acquire, any BAA Shares or has entered into any derivatives referenced to BAA Shares ("Relevant BAA Shares") which remain outstanding, nor does any such person have any arrangement in relation to Relevant BAA Shares. An "arrangement" also includes any indemnity or option arrangement, any agreement or understanding, formal or informal, of whatever nature (including any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery), relating to Relevant BAA Shares which may be an inducement to deal or refrain from dealing in such securities.

All of the interests referred to above comprise holdings of ordinary shares in the share capital of BAA, save that:

- The interests of Citigroup and the persons presumed to be acting in concert with Citigroup in the 71,512 BAA Shares referred to above comprise derivatives (being contracts for differences) referenced to such shares. Of these BAA Shares, 61,460 are under short positions and 10,052 are under long positions; and
- The interests of CDP and the persons presumed to be acting in concert with CDP in the 1,514,626 BAA Shares referenced to the above comprise holdings of 1,511,968 ordinary shares in the share capital of BAA and also a derivative (being an equity swap) referenced to 2,658 BAA Shares.

All of the interests of GIC SI and the persons presumed to be acting in concert with GIC SI in the 2008 Convertible Bonds and 2009 Convertible Bonds comprise holdings of the relevant Convertible Bonds.

16. Financing the Recommended Final Offers*

Ferrovial Infra, Ferrovial Investor, CDP Investor and GIC SI Investor have committed to provide (either directly or through an intermediate vehicle) equity, in aggregate, for £4.27 billion in redeemable participating ordinary shares of £0.10 each to be issued by FGP Topco.

A member of the GIC SI Group has committed to provide debt funding to FGP Topco in the principal amount of £372.98 million of PIK Notes. Such funds, together with the equity

commitments referred to above are to be advanced to ADI Holdings by way of subscription for shares.

To provide the balance of the amount of cash consideration payable under the Final Offers*, ADI will be able to draw down: (i) up to £4.72 billion under the Senior Facilities Agreement; (ii) up to £2 billion under the Subordinated Facility Agreement; and (iii) up to £600 million under the Toggle Facility Agreement.

It is intended that the ADI Holdings Group pay the costs of the Consortium and the members of the Consortium incurred in connection with the Recommended Final Offers*. Such costs are currently estimated to be approximately £300 million.

Citigroup confirms that resources are available to ADI sufficient to satisfy full acceptance of the Recommended Final Offers*.

17. Compulsory acquisition and liquidity

If ADI receives acceptances of the Ordinary Recommended Final Offer* in respect of, and/or otherwise acquires, 90 per cent. or more of the BAA Shares to which the Ordinary Recommended Final Offer* relates and assuming all other conditions of the Ordinary Recommended Final Offer* have been satisfied or waived (if they are capable of being waived), ADI intends to exercise its rights pursuant to the provisions of sections 428 to 430F of the Companies Act to acquire the remaining BAA Shares to which the Ordinary Recommended Final Offer* relates.

If ADI receives acceptances of the Recommended Final 2008 Convertible Offer* in respect of, and/or otherwise acquires, 90 per cent. or more of the 2008 Convertible Bonds to which the Recommended Final 2008 Convertible Offer* relates and assuming the condition of the Recommended Final 2008 Convertible Offer* has been satisfied, ADI intends to exercise its rights pursuant to the provisions of sections 428 to 430F of the Companies Act to acquire the remaining 2008 Convertible Bonds to which the Recommended Final 2008 Convertible Offer* relates.

If ADI receives acceptances of the Recommended Final 2009 Convertible Offer* in respect of, and/or otherwise acquires, 90 per cent. or more of the 2009 Convertible Bonds to which the Recommended Final 2009 Convertible Offer* relates and assuming the condition of the Recommended Final 2009 Convertible Offer* has been satisfied, ADI intends to exercise its rights pursuant to the provisions of sections 428 to 430F of the Companies Act to acquire the remaining 2009 Convertible Bonds to which the Recommended Final 2009 Convertible Offer* relates.

Further details of sections 428 to 430F of the Companies Act are set out in Appendix VIII to the Original Offer Document.

If, following the Ordinary Recommended Final Offer* becoming or being declared unconditional in all respects, the BAA Shares are delisted from the Official List of the UK Listing Authority and trading of BAA Shares on the London Stock Exchange's market for listed securities is cancelled, this will significantly reduce the liquidity and marketability of any BAA Shares not assented to the Ordinary Recommended Final Offer*.

If, following either or both of the Convertible Recommended Final Offers* becoming or being declared unconditional in all respects, the relevant BAA Convertible Bonds are delisted from the Official List of the UK Listing Authority and trading of those bonds on the London Stock Exchange's market for listed debt is cancelled, this will significantly reduce the liquidity and marketability of any such BAA Convertible Bonds not assented to the relevant Convertible Recommended Final Offer*.

18. Overseas Holders

The Recommended Final Offers* (including the Loan Note Alternative and, subject to certain limitations and exceptions, the Share Facilities) are not being made, in or into, and are not

capable of acceptance in or from, Canada, Australia or Japan. Custodians, nominees and trustees should observe these restrictions and should not send or distribute documents in or into Canada. Any persons (including nominees, trustees and custodians) who may have a legal or contractual obligation to forward this document, the Revised Form of Acceptance and any related documents to any jurisdiction outside the United Kingdom or the US should seek appropriate advice before doing so.

While the Recommended Final Offers* (other than the Loan Note Alternative and, subject to certain limitations and exceptions, the Share Facilities) are being made available to holders of BAA Shares and BAA Convertible Bonds in the United States, the right to tender BAA Shares and BAA Convertible Bonds is not being made available in any jurisdiction in the United States in which the making of the Recommended Final Offers* or the right to tender BAA Shares or BAA Convertible Bonds would not be in compliance with the laws of such jurisdiction.

Subject to certain limitations and exceptions, the Share Facilities are not being made available, directly or indirectly, in, into or from the United States (or to, or for the account or benefit of, US Persons), Canada, Australia or Japan (or to any residents thereof) or any other jurisdiction (or to residents in that jurisdiction) if to do so would constitute a violation of the relevant laws in such jurisdiction.

19. Recommendation and Irrevocable Undertaking

The Board of BAA, which has been so advised by N M Rothschild & Sons Limited ("Rothschild") and UBS Investment Bank ("UBS"), considers the terms of the Recommended Final Offers* to be fair and reasonable. In providing the advice to the Board of BAA, Rothschild and UBS have taken into account the commercial assessments of the Board of BAA. Accordingly, the Board of BAA intends to recommend BAA Shareholders and BAA Convertible Bondholders to accept the relevant Recommended Final Offer*. ADI has received irrevocable undertakings from the directors of BAA who are BAA shareholders in respect of their own (and certain of their close family members) beneficial shareholdings of 239,930 BAA Shares, representing, in aggregate, approximately 0.02 per cent. of the existing issued ordinary share capital of BAA.

20. Inducement fee

Subject to obtaining the approval of the Panel Executive and to such approval not being finally reversed or varied in any review or appeal hearing before any committee of the Panel, BAA has agreed to pay ADI an inducement fee of £115.5 million (being approximately 1 per cent of the value of the Recommended Final Offers*) in the event that:

- a third party announces a firm intention to make an offer, tender offer, scheme of arrangement, recapitalisation, merger or business combination or other transaction involving the acquisition of 50 per cent. or more of BAA's Shares or assets (whether or not subject to any pre-conditions) ("competing proposal"); or
- the BAA Board withdraws or adversely modifies its recommendation of the Recommended Final Offers* or decides not to proceed with the Recommended Final Offers* or agrees to resolve to recommend a competing proposal; and

in each case, the relevant competing proposal subsequently becomes or is declared unconditional in all respects, becomes effective or is otherwise completed.

21. General

This announcement does not constitute an offer to purchase or an invitation to sell any BAA Shares or BAA Convertible Bonds and any response to the Recommended Final Offers* should be made only on the basis of the information contained in the Revised Offer Documentation when issued.

The Recommended Final Offers* will be governed by English law and will be subject to the jurisdiction of the English courts. The Recommended Final Offers* will be subject to the applicable requirements of both the City Code and US federal securities laws, except to the extent that the SEC has granted exemptive relief from the US federal securities laws.

The Recommended Final Offers* will remain open until 1.00pm (London time) on 26 June (unless agreed otherwise with the Panel).

The Recommended Final Offers* will be subject to the conditions and certain further terms set out in Appendix 1 and the terms and conditions set out in the Recommended Final Offer* Documentation when issued.

Appendix 1 sets out the Conditions and certain further terms to which the Recommended Final Offers* will be subject. Appendix 2 contains definitions of certain terms used in this announcement. Details of the sources and bases of certain information set out in this announcement are included in Appendix 3.

Enquiries:

Citigroup

David Wormsley + 44 20 7986 7692

Philip Robert-Tissot + 44 20 7986 7519

David James (Corporate Broking) + 44 20 7986 0732

Simon Alexander (Corporate Broking) + 44 20 7986 0963

Citigate

Ginny Pulbrook + 44 20 7282 2945

Grupo Albion

Alex Moore + 34 91 531 2388

BAA

Sarah Hunter +44 207 932 6692

Duncan Bonfield +44 20 7932 6831

Rothschild

(Financial Adviser to BAA)

Crispin Wright +44 20 7280 5000

Simon Linnett +44 20 7280 5000

Stuart Vincent +44 20 7280 5000

UBS Investment Bank

(Financial Adviser and Joint Corporate Broker to BAA)

Robin Budenberg +44 20 7567 8000

Tom Cooper +44 20 7567 8000

Melanie Gee	+44 20 7567 8000
Oliver Pawle (Corporate Broking)	+44 20 7567 8000
John Woolland (Corporate Broking)	+44 20 7567 8000
Hoare Govett	
(Joint Corporate Broker to BAA)	
Neil Collingridge	+44 20 7678 8000
Sara Hale	+44 20 7678 8000
Brunswick Group	
(PR Adviser to BAA)	
Richard Jacques	+44 20 7404 5959
Nick Claydon	+44 20 7404 5959

This announcement is an advertisement and not a prospectus and investors should not subscribe for or purchase any Altitude Shares, as referred to in this announcement, except on the basis of information in the AIM Document expected to be published by Altitude Assets on or around 12 June 2006. Copies of the AIM Document will, following publication, be available, free of charge, from the registered offices of (i) Altitude Assets at 20-22 Bedford Row, London WC1R 4JS; (ii) KPMG, LLP at 8 Salisbury Square, London EC4Y 8BB; and (iii) Citigroup Global Markets Limited at Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, in accordance with the Prospectus Rules.

Citigroup Global Markets Limited is acting for ADI, Ferrovial Infra, CDP and GIC SI Investor and no one else in connection with the Recommended Final Offers* and matters described in this announcement, and will not be responsible to anyone other than ADI, Ferrovial Infra, CDP and GIC SI Investor for providing the protections afforded to clients of Citigroup Global Markets Limited or for providing advice in relation to the Recommended Final Offers* and matters described in this announcement.

Macquarie Bank Limited is acting for ADI and no one else in connection with the Recommended Final Offers* and matters described in this announcement, and will not be responsible to anyone other than ADI for providing the protections afforded to clients of Macquarie Bank Limited or for providing advice in relation to the Recommended Final Offers* and matters described in this announcement.

HSBC Bank plc is acting for CDP and no one else in connection with the Recommended Final Offers* and matters described in this announcement, and will not be responsible to anyone other than CDP for providing the protections afforded to clients of HSBC Bank plc or for providing advice in relation to the Recommended Final Offers* and matters described in this announcement.

N M Rothschild & Sons Limited ("Rothschild"), which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively as financial adviser to BAA and no one else in connection with the Recommended Final Offers* and will not be responsible to any other person for providing protections afforded to customers of Rothschild or for providing advice in relation to the Recommended Final Offers* or any other matters referred to in this announcement.

UBS Limited ("UBS" or "UBS Investment Bank") is acting exclusively as financial adviser and corporate broker to BAA and no one else in connection with the Recommended Final Offers* and will not be responsible to any other person for providing protections afforded to customers

of UBS or for providing advice in relation to the Recommended Final Offers* or any other matters referred to in this announcement.

Hoare Govett ("Hoare Govett") is acting exclusively as corporate broker to BAA and no one else in connection with the Recommended Final Offers* and will not be responsible to any other person for providing protections afforded to customers of Hoare Govett or for providing advice in relation to the Recommended Final Offers* or any other matters referred to in this announcement.

This announcement does not constitute or form part of any offer or invitation to sell or purchase any securities or solicitation of an offer to buy any securities pursuant to the Recommended Final Offers* or otherwise. The Recommended Final Offers* will be made solely by the Revised Offer Documentation, when issued, which will contain the full terms and conditions of the Recommended Final Offers*, including details of how the Recommended Final Offers* may be accepted.

Unless otherwise determined by ADI, the Recommended Final Offers* are not being, and will not be, made, directly or indirectly, in or into or by the use of the mails of, or by any other means (including, without limitation, electronic mail, facsimile transmission, telex, telephone, internet or other forms of electronic communication) of interstate or foreign commerce of, or any facility of a national securities exchange of Canada or any jurisdiction where to do so would violate the laws of that jurisdiction and will not be capable of acceptance by any such use, means or facility or from within Canada or any such jurisdiction. Accordingly, unless otherwise determined by ADI, copies of this announcement are not being, and must not be, directly or indirectly, mailed, transmitted or otherwise forwarded, distributed or sent in, into or from Canada or any such jurisdiction and persons receiving this announcement (including, without limitation, custodians, nominees and trustees) must not mail or otherwise distribute or send it in, into or from such jurisdiction, as doing so may invalidate any purported acceptance of the Recommended Final Offers*. Any person (including, without limitation, any custodian, nominee and trustee) who would, or otherwise intends to, or who may have a contractual or legal obligation to, forward this announcement and/or the Revised Offer Documentation and/or any other related document to any jurisdiction outside the United Kingdom and the United States should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction.

The Loan Notes that may be issued pursuant to the Loan Note Alternative will not be transferable and will not be listed on any stock exchange and, unless otherwise determined by ADI, have not been, and will not be, registered under the US Securities Act or under the securities laws of any jurisdiction of the United States nor have the relevant clearances been, nor will they be, nor have any steps been taken, nor will any steps be taken, to enable the Loan Notes to be offered in compliance with applicable securities laws of Canada, Australia or Japan (or any province or territory thereof, if applicable) or any other jurisdiction if to do so would constitute a violation of the relevant laws in such jurisdiction. Accordingly, unless otherwise determined by ADI and the relevant clearances are obtained or steps are taken, the Loan Notes may not be offered, sold, resold or delivered, directly or indirectly, in, into or from the United States (or to US Persons, as defined in Rule 902 of Regulation S under the US Securities Act), Canada, Australia or Japan (or to any residents thereof) or any other jurisdiction (or to residents in that jurisdiction) if to do so would constitute a violation of the relevant laws in such jurisdiction. Neither the US Securities and Exchange Commission ("the SEC") nor any US state securities commission has approved or disapproved of the Loan Notes, or determined if this announcement is accurate or complete. Any representation to the contrary is a criminal offence.

Application will be made to the London Stock Exchange for all the Altitude Shares to be admitted to trading on AIM and it is intended that the Altitude Shares will be admitted to AIM on or shortly after the Ordinary Recommended Final Offer* becomes or is declared unconditional in all respects. The Altitude Shares will not be dealt in, or on, any other recognised investment exchange and no application has been or is being made for the Altitude Shares to be admitted to any such exchange. AIM is a market designed primarily for emerging or smaller companies to which a higher investment risk tends to be attached than to larger or more established companies. AIM securities are not admitted to the Official List. A prospective investor should be aware of the risks of investing in such companies and should make the decision to invest only

after due and careful consideration and, if appropriate, consultation with an independent financial adviser.

Altitude Shares have not been registered under the US Securities Act or under the securities laws of any jurisdiction of the United States, and may not be offered or sold in the United States absent registration under, or an applicable exemption from, such registration requirements. Altitude Assets is not and will not be registered under the US Investment Company Act. In addition, no prospectus in relation to the Altitude Shares has been, or will be, lodged with the Australian Securities and Investments Commission and no steps have been, or will be, taken to enable Altitude Shares to be offered in compliance with the applicable securities laws of Canada, Australia or Japan. Consequently, subject to certain limitations and exceptions, the Share Facilities referred to in this announcement are not being made available, and Altitude Shares are not being offered or sold, directly or indirectly, in or into the United States (or to, or for the account or benefit of, US Persons), Canada, Australia or Japan (or to any residents thereof) or any other jurisdiction (or to residents in that jurisdiction), if to do so would constitute a violation of the relevant laws in such jurisdiction.

Neither the US Securities and Exchange Commission (the "SEC") nor any US state securities commission has approved or disapproved of the Loan Notes or the Altitude Shares or determined if this announcement or the AIM Document is accurate or complete. Any representation to the contrary is a criminal offence in the United States.

Accordingly, subject to certain limitations and exceptions, the Share Facilities and the Loan Notes will not be available to BAA Shareholders or BAA Convertible Bondholders in the United States (or to, or for the account or benefit of, US Persons), Canada, Australia or Japan (or to residents thereof).

ADI reserves the right to increase, extend or otherwise amend the Recommended Final Offers* (or any part thereof) (i) with the recommendation of the BAA Board; or (ii) if a firm intention to make a competing offer for BAA is announced; or (iii) with the consent of the Panel; or (iv) if BAA issues an announcement of the kind referred to in Rule 31.9 of the City Code.

An offer for BAA Shares and offers for BAA Convertible Bonds would be for the securities of a corporation organised under the laws of England and would be subject to the procedure and disclosure requirements of England, which are different from those of the United States. The financial information included in the Revised Offer Documentation has not been, and will not be, prepared in accordance with generally accepted accounting principles in the United States ("US GAAP") and thus may not be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with US GAAP. The Final Offers* are subject to disclosure and other procedural requirements, including with respect to withdrawal rights, offer timetable, settlement procedures and timing of payments that are different from those applicable under US domestic tender offer procedures and law.

It may be difficult for US holders of BAA securities to enforce their rights and any claim arising out of the US federal securities laws, since ADI and the Consortium (and their respective members) and BAA are located outside of the United States, and some or all of their officers and directors may be resident outside of the United States. US holders of BAA securities may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the US securities laws. Further, it may be difficult to compel a foreign company and its affiliates to subject themselves to a US court's judgment.

To the extent permitted by applicable law, in accordance with normal UK practice and pursuant to exemptive relief granted by the Staff of the Division of Market Regulation of the SEC from Rule 14e-5 of the US Exchange Act, ADI and its members or their respective nominees, or brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, BAA securities other than pursuant to any such offer, such as in open market or privately negotiated purchases outside the United States during the period in which the relevant Recommended Final Offer* remains open for acceptance. In accordance with the requirements of Rule 14e-5 and exemptive relief granted by the SEC, such purchases, or arrangements to purchase, must comply with English law, the City Code and the Listing Rules. In addition, in

accordance with Rule 14e-5(b) of the US Exchange Act, Citigroup Global Markets Limited and HSBC Bank plc will continue to act as exempt market makers in BAA securities on the London Stock Exchange. HSBC Financial Products (France) SNC has been granted ad hoc Exempt Principal Trader status in relation to BAA. Any information about such purchases will be disclosed as required in the UK and will be available from the Regulatory News Service on the London Stock Exchange website, www.londonstockexchange.com. This information will also be publicly disclosed in the United States to the extent that such information is made public in the United Kingdom.

This announcement may contain various "forward-looking statements" within the meaning of section 27A of the US Securities Act and section 21E of the US Exchange Act relating to the Recommended Final Offers*, ADI, the Consortium or the BAA Group that are subject to risks and uncertainties, including those pertaining to the anticipated benefits to be realised from the proposed acquisition of BAA. Information in this announcement relating to the BAA Group has been compiled from public sources. The statements can be identified by the use of forward-looking terminology, such as "believe", "expects", "prospect", "estimated", "should", "may" or the negative thereof, or other variations thereof, or comparable terminology indicating ADI's and/or the Consortium's expectations or beliefs concerning future events. ADI cautions that such statements are qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements. Other factors could also cause actual results to differ materially from expected results included in the statements. These factors include changes in regulatory environment, foreign political, economic and currency risks associated with the integration of recently acquired companies.

Dealing disclosure requirements

Under the provisions of Rule 8.3 of the City Code on Takeovers and Mergers (the "City Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of BAA, all "dealings" in any "relevant securities" of BAA (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Ordinary Recommended Final Offer* becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of BAA, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant securities" of BAA by ADI or BAA, or by any of its "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative reference to, securities.

Terms in quotation marks are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

APPENDIX 1

Conditions and certain further terms of the Recommended Final Offers*

1. The Ordinary Recommended Final Offer*

1.1 Conditions of the Ordinary Recommended Final Offer*

Subject as stated in paragraph 1.2 below, the Ordinary Recommended Final Offer* is conditional upon the following conditions:

(a) valid acceptances being received (and not, where permitted, withdrawn) by not later than 1.00 p.m. (London time) on 26 June 2006 (or such later time(s) and/or date(s) as ADI may, subject to the rules of the City Code, decide) in respect of not less than 90 per cent. (or such lower percentage as ADI may decide) in nominal value of the BAA Shares to which the Ordinary Recommended Final Offer* relates, provided that this condition will not be satisfied unless ADI and/or any of its wholly-owned subsidiaries shall have acquired or agreed to acquire (whether pursuant to the Ordinary Recommended Final Offer* or otherwise) BAA Shares carrying in aggregate more than 50 per cent. of the voting rights then normally exercisable at a general meeting of BAA and provided further that, unless ADI otherwise determines, this condition set out in paragraph 1.1(a) can only be treated as satisfied at a time when all of the other conditions set out in paragraphs 1.1(b) to 1.1(o), inclusive, of this Appendix are either satisfied or (if capable of waiver) waived. For the purpose of this condition:

   (i) BAA Shares which have been unconditionally allotted but not issued before the Ordinary Recommended Final Offer* becomes or is declared unconditional as to acceptances, whether pursuant to the exercise of any outstanding subscription or conversion rights or otherwise, shall be deemed to carry the voting rights which they will carry upon issue;

   (ii) valid acceptances shall be deemed to have been received in respect of BAA Shares which are treated for the purposes of section 429(8) of the Companies Act as having been acquired or contracted to be acquired by ADI by virtue of acceptances of the Ordinary Recommended Final Offer*; and

   (iii) the expression "BAA Shares to which the Ordinary Recommended Final Offer* relates" shall be construed in accordance with sections 428 to 430F (inclusive) of the Companies Act;

(b) the initial waiting period, commencing upon ADI having filed its Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("HSR") notification, if required, expiring or terminating without the US Regulatory Agencies having issued a Request for Additional Information and Documentary Materials in each case, in respect of any of the Recommended Final Offers* and any other matter arising from the proposed acquisition of BAA by any member of the FGP Topco Group;

(c) the Treasurer of the Commonwealth of Australia consenting (or is taken to have consented through the expiry of the relevant period or otherwise), in terms satisfactory to ADI, under the Foreign Acquisitions and Takeovers Act 1975 (Cth), to the Recommended Final Offers* and any other matter arising from the proposed acquisition of BAA by any member of the FGP Topco Group;

(d) it being established, in terms satisfactory to ADI, that neither the ACCC nor the relevant Minister has commenced or threatened to commence legal proceedings seeking orders to restrain the implementation of any of the Recommended Final Offers* or any other matter arising from the acquisition of BAA by ADI; or the ACCC advising in writing, in terms satisfactory to ADI, that it does not propose to take any action in relation to any of the Recommended Final Offers* or any other matter arising from the proposed

acquisition of BAA by any member of the FGP Topco Group under the Trade Practices Act 1974 (Cth);

(e) it being established, in terms satisfactory to ADI, that neither the Recommended Final Offers* nor the implementation of the Recommended Final Offers* nor any other matter arising from the proposed acquisition of BAA by any member of the FGP Topco Group will result in the contravention of the provisions of the Airports Act 1996 (Cth);

(f) since 7 April 2006:

(i) the Secretary of State has not given any directions, made any rules or orders, or approved, varied, revoked or terminated any scheme under Part III of the Airports Act 1986 (the "Airports Act") relating to traffic distribution, aircraft movement, allocating capacity, or national security at any airport owned or managed by any member of the Wider BAA Group or threatened or announced its intention to do any of the same;

(ii) neither the CAA nor the Secretary of State has imposed or modified any conditions or made an order under Part IV of the Airports Act which could have an impact on airport charges levied at any airport owned or managed by any member of the Wider BAA Group or threatened or announced its intention to do any of the same;

(iii) the Secretary of State has not made an order under Part IV of the Airports Act which could have an impact on airport charges levied at any airport owned or managed by any member of the Wider BAA Group or threatened or announced its intention to do any of the same;

(iv) the CAA has not modified or revoked any of the aerodrome licences issued under section 128 of the Air Navigation Order 2005 to any member of the Wider BAA Group or threatened or announced its intention to do any of the same;

(v) the Secretary of State has not given directions or made an order under sections 93 or 94 of the Transport Act 2000 in relation to any member of the Wider BAA Group or threatened or announced its intention to do any of the same;

(vi) the CAA has not, as a result of any of the Recommended Final Offers* or any other matter arising from the proposed acquisition of BAA by any member of the FGP Topco Group, imposed or modified any conditions or made an order under Part IV of the Airports Act which could require the Wider BAA Group or the FGP Topco Group to maintain a certain credit rating which would affect BAA's ability to operate the business of the Wider BAA Group; and

(vii) no Third Party has proposed or otherwise indicated any intention to take any action referred to in paragraphs (f)(i) to (f)(vi) above or to enact a statute, order or other instrument with similar effect that is likely to have the same or similar effect on any member of the Wider BAA Group, in each case as that referred to in any of the paragraphs (f)(i) to (f)(vi) above,

in each case to the extent that, (A) it would or might be expected by ADI to have an adverse effect on the Wider BAA Group; or (B) it would be expected to result in any member of the Wider FGP Topco Group being required to give, procure or arrange any guarantee, security, collateral, financial undertaking or other form of financial support whatsoever;

(g) all Authorisations issued or granted by a Third Party, which are necessary or are considered necessary or appropriate by ADI in any relevant jurisdiction for or in respect of the carrying on by any member of the Wider BAA Group of its business, remaining in full force and effect and there being no notice or intimation of any intention to revoke, suspend, restrict, modify or not to renew any of the same in connection with any of the

Recommended Final Offers* or any other matter arising from the proposed acquisition of BAA by any member of the FGP Topco Group;

(h) all Authorisations, which are necessary or are considered necessary or appropriate by ADI in any relevant jurisdiction for or in respect of the Recommended Final Offers* or the acquisition or proposed acquisition of any shares or other securities in, or control or management of, any member of the Wider BAA Group by any member of the FGP Topco Group or the carrying on by any member of the Wider BAA Group of its business, having been obtained, in terms and in a form satisfactory to ADI, from all appropriate Third Parties or from any persons or bodies with whom any member of the Wider BAA Group has entered into contractual arrangements, in each case where the absence of such Authorisation would have a material adverse effect on the Wider BAA Group taken as a whole;

(i) all appropriate waiting and other time periods under applicable laws or regulations of any relevant jurisdiction having expired, lapsed or been terminated (as appropriate) and all regulatory clearances in any relevant jurisdiction having been obtained (including any consents or approvals required by the United States Federal Aviation Administration), in each case in respect of the Recommended Final Offers* or any matter arising from the proposed acquisition of BAA by any member of the FGP Topco Group, unless otherwise waived by ADI, and no temporary restraining order, preliminary or permanent injunction or other order threatened or issued and being in effect by a court or other Third Party of competent jurisdiction which has the effect of making any of the Recommended Final Offers* illegal or otherwise prohibiting the consummation of any of the Recommended Final Offers* or any matter arising from the proposed acquisition of BAA by any member of the FGP Topco Group;

(j) no Third Party having intervened (as defined below) and there not continuing to be outstanding any statute, regulation or order of any Third Party in each case which would or might be expected by ADI to:

   (i) make any of the Recommended Final Offers* or their implementation or the acquisition or proposed acquisition by any member of the FGP Topco Group of any shares or other securities in, or control or management of, BAA or any member of the Wider BAA Group void, illegal or unenforceable in any jurisdiction, or otherwise directly or indirectly restrain, prevent, prohibit, restrict or delay the same or impose additional conditions or obligations with respect to any of the Recommended Final Offers* or such acquisition, or otherwise impede, challenge or interfere with any of the Recommended Final Offers* or such acquisition, or require amendment to the terms of any of the Recommended Final Offers* or such acquisition;

   (ii) limit or delay, or impose any limitations on, the ability of any member of the Wider FGP Topco Group or any member of the Wider BAA Group to acquire or to hold or to exercise effectively, directly or indirectly, all or any rights of ownership in respect of shares or other securities in, or to exercise voting or management control over, any member of the Wider FGP Topco Group or any member of the Wider BAA Group;

   (iii) require, prevent or delay the divestiture or alter the terms envisaged for any proposed divestiture by any member of the FGP Topco Group of any shares or other securities in BAA;

   (iv) require, prevent or delay the divestiture or alter the terms envisaged for any proposed divestiture by any member of the Wider FGP Topco Group or by any member of the Wider BAA Group of all or any portion of their respective businesses, assets or properties or limit the ability of any of them to conduct any of their respective businesses or to own or control any of their respective businesses, assets or properties or any part thereof;

(v) require any member of the Wider FGP Topco Group or any member of the Wider BAA Group to acquire, or to offer to acquire, any shares or other securities (or the equivalent) in any member of either group owned by any third party;

(vi) limit the ability of any member of the Wider FGP Topco Group or any member of the Wider BAA Group to conduct or integrate or coordinate its business, or any part of it, with the businesses or any part of the businesses of any other member of the Wider FGP Topco Group or any other member of the Wider BAA Group;

(vii) result in any member of the Wider FGP Topco Group or any member of the Wider BAA Group ceasing to be able to carry on business under any name under which it presently does so; or

(viii) otherwise adversely affect any or all of the business, assets, profits, financial or trading position or prospects of any member of the Wider FGP Topco Group or any member of the Wider BAA Group,

and all applicable waiting and other time periods (including any extensions of such waiting and other time periods) during which any Third Party could intervene under any applicable legislation or regulation of any relevant jurisdiction having expired, lapsed or been terminated (as appropriate);

(k) since 31 March 2006 and except as disclosed in BAA's annual report and accounts for the year then ended or as publicly announced by BAA prior to 2 June 2006 (by the delivery of an announcement to a Regulatory Information Service), there being no provision of any arrangement, agreement, licence, permit, franchise or other instrument to which any member of the Wider BAA Group is a party, or by or to which any such member or any of its assets is or are or may be bound, entitled or subject or any circumstance, which, in each case as a consequence of any of the Recommended Final Offers* or the acquisition or proposed acquisition of any shares or other securities in, or control or management of, BAA or any other member of the Wider BAA Group by any member of the FGP Topco Group or otherwise, which could, in the opinion of ADI, reasonably be expected to result in:

(i) any monies borrowed by or any other indebtedness or liabilities (actual or contingent) of, or any grant available to, any member of the Wider BAA Group being or becoming repayable or capable of being declared repayable immediately or prior to its stated repayment date or the ability of any member of the Wider BAA Group to borrow monies or incur any indebtedness being withdrawn or inhibited or becoming capable of being withdrawn;

(ii) the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property, assets or interests of any member of the Wider BAA Group or any such mortgage, charge or other security interest (wherever created, arising or having arisen) becoming enforceable;

(iii) any such arrangement, agreement, licence, permit, franchise or other instrument, or the rights, liabilities, obligations or interests of any member of the Wider BAA Group thereunder, being, or becoming capable of being, terminated or adversely modified or affected or any adverse action being taken or any obligation or liability arising thereunder;

(iv) any asset or interest of any member of the Wider BAA Group being or falling to be disposed of or ceasing to be available to any member of the Wider BAA Group or any right arising under which any such asset or interest could be required to be disposed of or could cease to be available to any member of the Wider BAA Group otherwise than in the ordinary course of business;

(v) any member of the Wider BAA Group ceasing to be able to carry on business under any name under which it presently does so;

(vi) the creation of liabilities (actual or contingent) by any member of the Wider BAA Group;

(vii) the rights, liabilities, obligations or interests of any member of the Wider BAA Group under any such arrangement, agreement, licence, permit, franchise or other instrument or the interests or business of any such member in or with any other person, firm, company or body (or any arrangement or arrangements relating to any such interests or business) being terminated or adversely modified or affected; or

(viii) the financial or trading position or the prospects or the value of any member of the Wider BAA Group being prejudiced or adversely affected,

and no event having occurred which, under any provision of any such arrangement, agreement, licence, permit, franchise or other instrument, would be likely, in the reasonable opinion of ADI, to result in any of the events or circumstances which are referred to in paragraphs (k)(i) to (k)(viii) above;

(l) since 31 March 2006 and except as disclosed in BAA's annual report and accounts for the year then ended or as otherwise publicly announced by BAA prior to 2 June 2006 (by the delivery of an announcement to a Regulatory Information Service), no member of the Wider BAA Group having:

(i) issued or agreed to issue, or authorised the issue of, additional shares of any class, or securities convertible into or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities or transferred or sold any shares out of treasury, other than as between BAA and wholly owned subsidiaries of BAA;

(ii) purchased or redeemed or repaid any of its own shares or other securities or reduced or made any other change to any part of its share capital;

(iii) recommended, declared, paid or made any dividend or other distribution whether payable in cash or otherwise or made any bonus issue (other than to BAA or a wholly owned subsidiary of BAA);

(iv) except as between BAA and its wholly-owned subsidiaries or between such wholly-owned subsidiaries, made or authorised any change in its loan capital;

(v) (other than a transaction between BAA and a wholly owned subsidiary of BAA or between such wholly-owned subsidiaries) merged with, demerged or acquired any body corporate, partnership or business or acquired or disposed of or transferred, mortgaged, charged or created any security interest over any assets or any right, title or interest in any assets (including shares in any undertaking and trade investments) or authorised the same;

(vi) issued, agreed to issue or authorised the issue of, or made any change in or to, any debentures or (except as between BAA and its wholly-owned subsidiaries or between such wholly-owned subsidiaries) incurred or increased any indebtedness or liability (actual or contingent);

(vii) entered into, varied, or authorised any contract, agreement, transaction, arrangement or commitment (whether in respect of capital expenditure or otherwise) which:

(A) is of a long term, onerous or unusual nature or magnitude or which could involve an obligation of such nature or magnitude; or

(B) could restrict the business of any member of the Wider BAA Group; or

is other than in the ordinary course of business;

(viii) except as between BAA and its wholly-owned subsidiaries or between such wholly-owned subsidiaries, entered into, implemented, effected or authorised any merger, demerger, reconstruction, amalgamation, scheme, commitment or other transaction or arrangement in respect of itself or another member of the Wider BAA Group;

(ix) entered into or varied the terms of, any contract, agreement, commitment, transaction or arrangement with any of the directors or senior executives of any member of the Wider BAA Group;

(x) taken any corporate action or had any legal proceedings instituted or threatened against it or petition presented or order made for its winding up (voluntarily or otherwise), dissolution or reorganisation or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of all or any part of its assets and revenues or any analogous proceedings in any jurisdiction or appointed any analogous person in any jurisdiction;

(xi) been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business;

(xii) waived or compromised any claim;

(xiii) made any alteration to its memorandum or articles of association;

(xiv) made or agreed or consented to:

(A) any change to:

(I) the terms of the trust deeds constituting the pension scheme(s) established for its directors, employees or their dependants; or

(II) the benefits which accrue or to the pensions which are payable thereunder; or

(III) the basis on which qualification for, or accrual or entitlement to, such benefits or pensions are calculated or determined; or

(IV) the basis upon which the liabilities (including pensions) of such pension schemes are funded or made; or

(B) any change to the trustees including the appointment of a trust corporation;

(xv) proposed, agreed to provide or modified the terms of any share option scheme, incentive scheme or other benefit relating to the employment or termination of employment of any person employed by the Wider BAA Group; or

(xvi) entered into any contract, agreement, commitment, transaction or arrangement or passed any resolution or made any offer (which remains open for acceptance) or proposed or announced any intention with respect to any of the transactions, matters or events referred to in this condition set out in paragraph 1.1 of this Appendix;

(m) since 31 March 2006 and except as disclosed in BAA's annual report and accounts for the year then ended or as otherwise publicly announced by BAA prior to 2 June 2006 (by the delivery of an announcement to a Regulatory Information Service):

(i) there having been no adverse change or deterioration in the business, assets, financial or trading position or profit or prospects of any member of the Wider BAA Group;

(ii) no contingent or other liability of any member of the Wider BAA Group having arisen or become apparent or increased;

(iii) no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Wider BAA Group is or may become a party (whether as plaintiff, defendant or otherwise) having been threatened, announced, implemented or instituted by or against or remaining outstanding against or in respect of any member of the Wider BAA Group; and

(iv) (other than as a result of the Recommended Final Offers*) no enquiry or investigation by, or complaint or reference to, any Third Party having been threatened, announced, implemented, instituted by or against or remaining outstanding against or in respect of any member of the Wider BAA Group;

(n) no member of the FGP Topco Group having discovered:

(i) that any financial or business or other information concerning the Wider BAA Group disclosed at any time by or on behalf of any member of the Wider BAA Group is misleading or contains any misrepresentation of fact or omits to state a fact necessary to make any information contained therein not misleading and which was not subsequently corrected before 2 June 2006 by public disclosure; or

(ii) that any member of the Wider BAA Group is subject to any liability (actual or contingent) which is not disclosed in BAA's annual report and accounts for the financial year ended 31 March 2006; and

(o) no member of the FGP Topco Group having discovered:

(i) that any past or present member of the Wider BAA Group has not complied with any applicable legislation or regulations of any jurisdiction with regard to the use, treatment, handling, storage, transport, release, disposal, discharge, spillage, leak or emission of any waste or hazardous substance or any substance likely to impair the environment or harm human health, or otherwise relating to environmental matters or the health and safety of any person, or that there has otherwise been any such use, treatment, handling, storage, transport, release, disposal, discharge, spillage, leak or emission (whether or not this constituted a non compliance by any person with any legislation or regulations and wherever the same may have taken place) which, in any case, would be likely to give rise to any liability (whether actual or contingent) or cost on the part of any member of the Wider BAA Group;

(ii) that there is, or is likely to be, any liability, whether actual or contingent, to make good, repair, reinstate or clean up any property now or previously owned, occupied or made use of by any past or present member of the Wider BAA Group or any other property or any controlled waters under any environmental legislation, regulation, notice, circular, order or other lawful requirement of any relevant authority or third party or otherwise; or

(iii) that circumstances exist whereby a person or class of persons would be likely to have a claim in respect of any product or process of manufacture or materials

used therein now or previously manufactured, sold or carried out by any past or present member of the Wider BAA Group.

For the purpose of these conditions, a Third Party shall be regarded as having "intervened" if it has decided to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference or made, proposed or enacted any statute, regulation, decision or order or taken any measures or other steps or required any action to be taken or information to be provided or otherwise having done anything and "intervene" shall be construed accordingly.

1.2 Certain further terms of the Ordinary Recommended Final Offer*

(a) To the extent permitted by law and subject to the requirements of the Panel, ADI reserves the right to waive all or any of the conditions set out in paragraph 1.1 of this Appendix, in whole or in part, except the condition set out in paragraph 1.1(a) of this Appendix.

(b) The conditions set out in paragraphs 1.1(b) to 1.1(o) (inclusive) of this Appendix must be fulfilled, be determined by ADI to be or remain satisfied or (if capable of waiver) be waived, by midnight on the 21st day after the date on which the condition set out in paragraph 1.1(a) of this Appendix is fulfilled (or such later date as ADI may, with the consent of the Panel, decide), failing which the Ordinary Recommended Final Offer* will lapse. ADI shall be under no obligation to waive (if capable of waiver), to determine to be or remain satisfied or to treat as fulfilled any of the conditions set out in paragraphs 1.1(b) to 1.1(o) (inclusive) of this Appendix by a date earlier than the latest date specified above for the fulfilment of that condition, notwithstanding that the other conditions may at such earlier date have been waived or fulfilled and that there are, at such earlier date, no circumstances indicating that any condition may not be capable of fulfilment.

(c) If ADI is required by the Panel to make an offer for any BAA Shares under Rule 9 of the City Code, ADI may make such alterations to the above conditions as are necessary to comply with that Rule.

(d) The Recommended Final Offers* will lapse if the European Commission initiates proceedings under Article 6(1)(c) of Council Regulation (EC) No 139/2004 (the "EC Merger Regulation") or makes a referral to a competent authority in the EEA under Article 9(1) of the EC Merger Regulation, in either case with respect to any of the Recommended Final Offers* or any other matter arising from the proposed acquisition of BAA by any member of the FGP Topco Group and, in either case, before the time and date when the Ordinary Recommended Final Offer* becomes or is declared unconditional as to acceptances.

(e) In the event that a BAA Shareholder who has elected for an Ordinary Share Facility exercises any right of withdrawal in accordance with section 87Q of FSMA following the publication of a supplementary prospectus (as defined by FSMA) by Altitude Assets in connection with the offer of Altitude Shares by Altitude Assets to that BAA Shareholder in performance of the obligation of ADI to procure the offer of Altitude Shares pursuant to the Ordinary Recommended Final Offer*, such exercise of the right of withdrawal shall be a valid withdrawal from the relevant Ordinary Share Facility and shall only relate to the issue of Altitude Shares pursuant to the relevant Ordinary Share Facility or Ordinary Share Facilities and not to the acceptance of the relevant Ordinary Recommended Final Offer* and such BAA Shareholder shall, notwithstanding the exercise of such right of withdrawal, be deemed to have accepted the Ordinary Recommended Final Offer* but not to have elected for the Ordinary Share Facilities and shall receive all consideration payable under the Ordinary Recommended Final Offer* in cash (or, where a valid election has been made, in Loan Notes under the terms of the Loan Note Alternative). For the avoidance of doubt, if for any reason the Ordinary Recommended Final Offer* becomes or is declared unconditional in all respects but the Ordinary Partial Share Alternative and the Ordinary Additional Share Election do not, any BAA Shareholders who have validly accepted the Ordinary

Recommended Final Offer* and made an election for the Ordinary Partial Share Alternative and/or the Ordinary Additional Share Election shall nevertheless be deemed to have accepted the Ordinary Recommended Final Offer* and shall receive all consideration thereunder in cash (or, where a relevant election has been made, in Loan Notes under the Loan Note Alternative).

(f) If the Ordinary Recommended Final Offer* lapses, it will cease to be capable of further acceptance. BAA Shareholders who have accepted the Ordinary Recommended Final Offer* and ADI shall then cease to be bound by acceptances delivered on or before the date on which the Ordinary Recommended Final Offer* lapses.

(g) Except for the right to receive the BAA Final Dividend, the BAA Shares will be acquired by ADI fully paid and free from all liens, equitable interests, charges, encumbrances, rights of pre-emption and any other third party rights or interests whatsoever and together with all rights existing as at 7 April 2006 or thereafter attaching thereto, including the right to receive and retain all dividends and other distributions (if any) declared, made or paid or any other return of capital (whether by way of reduction of share capital or share premium account or otherwise) made on or after 7 April 2006. Accordingly, insofar as a dividend and/or distribution and/or return of capital other than the BAA Final Dividend is proposed, declared, made, paid or payable by BAA in respect of a BAA Share as at 7 April 2006 or will become so proposed, declared, made, paid or payable after such date, the price payable under the Ordinary Recommended Final Offer* in respect of BAA Shares will be reduced by the amount of the dividend and/or distribution and/or return of capital, except insofar as the BAA Share is or will be transferred pursuant to the Ordinary Recommended Final Offer* on a basis which entitles ADI alone to receive the dividend and/or distribution and/or return of capital and to retain it. The amount of any dividend and/or distribution and/or return of capital which ADI is entitled to recover from a BAA Shareholder in respect of a BAA Share pursuant to the Ordinary Recommended Final Offer* will be reduced by the amount of any such reduction of the price payable pursuant to the Ordinary Recommended Final Offer* in respect of that BAA Share. To the extent that such a reduction in the price payable pursuant to the Ordinary Recommended Final Offer* in respect of a BAA Share is permitted in respect of a dividend and/or distribution and/or return of capital but not made, the person to whom the Ordinary Recommended Final Offer* price is paid in respect of that BAA Share will be obliged to account to ADI for the amount of such dividend or distribution or return of capital.

(h) The Ordinary Recommended Final Offer* and the Loan Note Alternative will be on the terms and will be subject to the conditions which are set out in this announcement and in this Appendix 1 (save for the conditions set out in paragraphs 2.1, 2.3 and 2.4 of this Appendix), those terms which will be set out in the Revised Offer Documentation and such further terms as may be required to comply with the Listing Rules and the provisions of the City Code. This announcement does not constitute an offer or invitation to purchase BAA Shares or any other securities.

(i) The availability of the Ordinary Recommended Final Offer* in jurisdictions other than the United Kingdom and the United States may be affected by law. Accordingly, persons into whose possession this announcement comes should inform themselves about, and observe, any applicable legal or regulatory requirements of their jurisdiction.

(j) The Ordinary Recommended Final Offer*, the Loan Note Alternative, the Ordinary Share Facilities and any acceptances and elections will be governed by English law and be subject to the jurisdiction of the English courts. The City Code, so far as appropriate, applies to the Ordinary Recommended Final Offer*.

1.3 Conditions of the Ordinary Partial Share Alternative and the Ordinary Additional Share Election

The Ordinary Partial Share Alternative and the Ordinary Additional Share Election are subject to the following conditions:

(a) valid elections which are capable of satisfaction in accordance with the terms of the relevant Share Facilities having been received from BAA Shareholders and BAA Convertible Bondholders, respectively, in respect of in aggregate not less than 123,521,370 Altitude Shares by no later than 7 days after the date on which the Ordinary Recommended Final Offer* is declared or becomes unconditional in all respects;

(b) the Ordinary Recommended Final Offer* becoming or being declared unconditional in all respects; and

(c) the Altitude Shares being admitted to trading on AIM or (if ADI so determines and subject to the consent of the Panel) the London Stock Exchange agreeing to admit Altitude Shares to trading.

Subject to the requirements of the Panel, ADI reserves the right to waive the condition set out in paragraph 1.3(a) above (in whole or in part).

2. The Convertible Recommended Final Offers*

2.1 Condition of the Convertible Recommended Final Offers*

Each Convertible Recommended Final Offer* is conditional upon the Ordinary Recommended Final Offer* becoming or being declared unconditional in all respects.

2.2 Certain further terms of the Convertible Recommended Final Offers*

(a) If an Convertible Recommended Final Offer* lapses, it will cease to be capable of further acceptance. BAA Convertible Bondholders who have accepted such Convertible Recommended Final Offer* and ADI shall then cease to be bound by acceptances delivered on or before the date on which such Convertible Recommended Final Offer* lapses.

(b) In the event that a BAA Convertible Bondholder who has elected for a Convertible Partial Share Alternative exercises any right of withdrawal in accordance with section 87Q of FSMA following the publication of a supplementary prospectus (as defined by FSMA) by Altitude Assets in connection with the offer of Altitude Shares by Altitude Assets to that BAA Convertible Bondholder in performance of the obligation of ADI to procure the offer of Altitude Shares pursuant to a Convertible Recommended Final Offer, such exercise of the right of withdrawal shall be a valid withdrawal from the relevant Share Facility and shall only relate to the issue of Altitude Shares pursuant to the relevant Convertible Partial Share Alternative and not to the acceptance of the relevant Convertible Recommended Final Offer* and such BAA Convertible Bondholder shall, notwithstanding the exercise of such right of withdrawal, be deemed to have accepted the relevant Convertible Recommended Final Offer* but not to have elected for the Convertible Partial Share Alternative and shall receive all consideration payable under the relevant Convertible Recommended Final Offer* in cash. For the avoidance of doubt, if for any reason the Convertible Recommended Final Offers* (or either of them) become unconditional in all respects but the relevant Convertible Partial Share Alternative does not, any BAA Convertible Bondholders who have validly accepted any of the Convertible Recommended Final Offers* and made an election for a Convertible Partial Share Alternative shall nevertheless be deemed to have accepted the relevant Convertible Recommended Final Offer* and shall receive all consideration thereunder in cash.

(c) The BAA Convertible Bonds will be acquired by ADI fully paid and free from all liens, equitable interests, charges, encumbrances, rights of pre-emption and any other third party rights or interests whatsoever and together with all rights existing as at 7 April 2006 or thereafter attaching thereto, including the right to receive and retain, in full, all interest payments and any other payments made on or after 7 April 2006 (other than pursuant to the Convertible Recommended Final Offers*). Accordingly, insofar as an

interest payment and/or any other payment is proposed, declared, made, paid or payable by BAA in respect of a BAA Convertible Bond as at 7 April 2006 or will become so proposed, declared, made, paid or payable after such date, the price payable under the relevant Convertible Recommended Final Offer* in respect of BAA Convertible Bonds will be reduced by the amount of the interest payment or other payment, except insofar as the BAA Convertible Bond is or will be transferred pursuant to the relevant Convertible Recommended Final Offer* on a basis which entitles ADI alone to receive the interest payment or other payment and to retain it. The amount of any interest payment or other payment which ADI is entitled to recover from a BAA Convertible Bondholder in respect of a BAA Convertible Bond pursuant to the relevant Convertible Recommended Final Offer* will be reduced by the amount of any such reduction of the price payable pursuant to the relevant Convertible Recommended Final Offer* in respect of that BAA Convertible Bond. To the extent that such a reduction in the price payable pursuant to the relevant Convertible Recommended Final Offer* in respect of a BAA Convertible Bond is permitted in respect of an interest payment or other payment but not made, the person to whom the relevant Convertible Recommended Final Offer* price is paid in respect of that BAA Convertible Bond will be obliged to account to ADI for the amount of such interest payment or other payment.

(d) The Loan Note Alternative will not be available to BAA Convertible Bondholders accepting the Convertible Recommended Final Offers*.

(e) The Convertible Recommended Final Offers* will be on the terms set out in this announcement and will be subject to the conditions set out in paragraphs 2.1, 2.3 and 2.4 of this Appendix, those terms and conditions which will be set out in the Revised Offer Document, when issued, and such further terms as may be required to comply with the terms of the BAA Convertible Bonds, the Listing Rules and the provisions of the City Code. This announcement does not constitute a Recommended Final Offer* or invitation to purchase the BAA Convertible Bonds or any other securities.

(f) The availability of the Convertible Recommended Final Offers* in jurisdictions other than the United Kingdom and the United States may be affected by law. Accordingly, persons into whose possession in this announcement comes should inform themselves about, and observe, any applicable legal or regulatory requirements of their jurisdiction.

(g) The Convertible Recommended Final Offers*, the Convertible Partial Share Alternatives and any acceptances and elections will be governed by English law and be subject to the jurisdiction of the English courts. The City Code, so far as appropriate, applies to the Convertible Recommended Final Offers*.

2.3 Conditions of the 2008 Partial Share Alternative

The 2008 Partial Share Alternative is subject to the following conditions:

(a) valid elections which are capable of satisfaction in accordance with the terms of the relevant Share Facilities having been received from BAA Convertible Bondholders and BAA Shareholders, respectively, in respect of in aggregate not less than 123,521,370 Altitude Shares by no later than 7 days after the date on which the Ordinary Recommended Final Offer* is declared or becomes unconditional in all respects;

(b) the Ordinary Recommended Final Offer* becoming or being declared unconditional in all respects; and

(c) the Altitude Shares being admitted to trading on AIM or (if ADI so determines and subject to the consent of the Panel) the London Stock Exchange agreeing to admit Altitude Shares to trading.

Subject to the requirements of the Panel, ADI reserves the right to waive the condition set out in paragraph 2.3(a) above (in whole or in part).

2.4 Conditions of the 2009 Partial Share Alternative

The 2009 Partial Share Alternative is subject to the following conditions:

(a) valid elections which are capable of satisfaction in accordance with the terms of the relevant Share Facilities having been received from BAA Convertible Bondholders and BAA Shareholders, respectively, in respect of in aggregate not less than 123,521,370 Altitude Shares by no later than 7 days after the date on which the Ordinary Recommended Final Offer* is declared or becomes unconditional in all respects;

(b) the Ordinary Recommended Final Offer* becoming or being declared unconditional in all respects; and

(c) the Altitude Shares being admitted to trading on AIM or (if ADI so determines and subject to the consent of the Panel) the London Stock Exchange agreeing to admit Altitude Shares to trading.

Subject to the requirements of the Panel, ADI reserves the right to waive the condition set out in paragraph 2.4(a) above (in whole or in part).

APPENDIX 2

Definitions

The following definitions apply throughout this announcement, unless the context requires otherwise:

2008 Convertible Bonds comprises:

(a) the issued and outstanding 2.94 per cent. convertible bonds due 2008 issued by BAA, pursuant to a prospectus dated 20 March 2002; and

(b) any further 2.94 per cent. convertible bonds due 2008 issued and forming a single series with the foregoing bonds which are unconditionally allotted or issued and fully paid, in any case, before the date on which the Recommended Final 2008 Convertible Offer* closes or before such earlier date as ADI (subject to the City Code) may determine not being earlier than the date on which the Ordinary Recommended Final Offer*, becomes or is declared unconditional as to acceptances;

2008 Partial Share Alternative the alternative whereby holders of 2008 Convertible Bonds who validly accept the Recommended Final 2008 Convertible Offer* may elect in respect of all or part of their holding of 2008 Convertible Bonds, subject to the terms and conditions of such alternative, to receive £1,400 in cash and 31.06 Altitude Shares in respect of every £1000 nominal value of 2008 Convertible Bonds for which they so elect;

2009 Convertible Bonds comprises:

(a) the issued and outstanding 2.625 per cent. convertible bonds due 2009 issued by BAA, pursuant to a prospectus dated 13 August 2003; and

(b) any further 2.625 per cent. convertible bonds due 2009 issued and forming a single series with the foregoing bonds which are unconditionally allotted or issued and fully paid, in any case, before the date on which the Recommended Final 2009 Convertible Offer* closes or before such earlier date as ADI (subject to the City Code) may determine not being earlier than the date on which the Ordinary Recommended Final Offer*, becomes or is unconditional as to acceptances;

2009 Partial Share Alternative the alternative whereby holders of 2009 Convertible Bonds who validly accept the Recommended Final 2009 Convertible Offer* may elect in respect of all or part of their holding of 2009 Convertible Bonds, subject to the terms and conditions of such alternative, to receive £1,633 in cash and 25.94 Altitude Shares in respect of every £1000 nominal value of 2009 Convertible Bonds for which they so elect;

ACCC the Australian Competition and Consumer Commission;

Act or Companies Act	the Companies Act 1985;
ADI or Offeror	Airport Development and Investment Limited, a company incorporated under the laws of England and Wales with registered number 5757208 and whose registered office is at 20-22 Bedford Row, London WC1R 4JS;
ADI Finance 1	ADI Finance 1 Limited, a company incorporated under the laws of England and Wales with registered number 5723977 and whose registered office is as 20-22 Bedford Row, London WC1R 4JS;
ADI Finance 2	ADI Finance 2 Limited, a company incorporated under the laws of England and Wales with registered number 5723973 and whose registered office is as 20-22 Bedford Row, London WC1R 4JS;
ADI Holdings	Airport Development and Investment (Holdings) Limited, a company incorporated under the laws of England and Wales with registered number 05826208 and whose registered office is at 20-22 Bedford Row, London, WC1R 4JS;
ADI Holdings Group	ADI Holdings, ADI Finance 1, ADI Finance 2, ADI and, following the Ordinary Recommended Final Offer* becoming or being declared unconditional in all respects, all of the members of the BAA Group (unless stated otherwise);
ADI Holdings Ordinary Shares	the ordinary shares of 1 pence nominal value in the capital of ADI Holdings;
ADI Holdings Redeemable Shares	the redeemable shares of 1 pence nominal value in the capital of ADI Holdings;
ADI Holdings Shares	the ADI Holdings Ordinary Shares and the ADI Holdings Redeemable Shares;
Admission	the admission of Altitude Shares to trading on AIM;
AIM Document	the document, dated on or around the date of this announcement, relating to the application for admission of the Altitude Shares to AIM;
Altitude Assets	Altitude Assets plc, a public limited company incorporated under the laws of England and Wales with registered number 5826244 and whose registered office is at 20-22 Bedford Row, London WC1R 4JS;
Altitude Shares	the ordinary shares of 5 pence nominal value in the capital of Altitude Assets;
ATWP	the Air Transport White Paper;
Australia	the Commonwealth of Australia, its territories and possessions;
Australian Airports Act	the Australian Airports Act 1996;

Authorisations	authorisations, orders, directions, rules, grants, recognitions, determinations, certificates, confirmations, consents, licenses, clearances, provisions and approvals;
BAA	BAA plc, a public limited company incorporated under the laws of England and Wales with registered number 01970855 and whose registered office is at 130 Wilton Road, London SW1V 1LQ;
BAA ADR	an American depositary receipt evidencing a BAA American depositary share, which represents one BAA Share;
BAA ADR Holders	holders of BAA ADRs, from time to time;
BAA Convertible Bondholders	holders of BAA Convertible Bonds, from time to time;
BAA Convertible Bonds	the 2008 Convertible Bonds and the 2009 Convertible Bonds;
BAA Final Dividend	the proposed final dividend of 15.25 pence per BAA Share as announced by BAA on 16 May 2006;
BAA Group	BAA and its subsidiary undertakings, from time to time;
BAA Share Schemes	the BAA Deferred Annual Bonus Plan, the BAA Performance Share Plan, the BAA 1996 Executive Share Option Scheme, the BAA 1996 Sharesave Scheme, the BAA Share Incentive Plan and any other arrangements for involving employees of BAA and/or members of the BAA Group in the capital of BAA;
BAA Shareholders	holders of BAA Shares, from time to time;
BAA Shares	comprises: (a) the existing unconditionally allotted or issued fully paid ordinary shares of 100 pence each in the capital of BAA; and (b) any further ordinary shares of 100 pence each in the capital of BAA which are unconditionally allotted or issued and fully paid (including, without limitation, any such shares unconditionally allotted or issued and fully paid pursuant to any exercise of any rights arising pursuant to the 2008 Convertible Bonds, the 2009 Convertible Bonds or the BAA Share Schemes), in any case before the date on which the Ordinary Recommended Final Offer* closes or before such earlier date as ADI (subject to the City Code) may determine not being earlier than the date on which the Ordinary Recommended Final Offer* becomes or is declared unconditional as to acceptances, but excludes any shares held as treasury shares on such date as ADI may determine before the date on which the Ordinary Recommended Final Offer* closes;
Banks	The Royal Bank of Scotland plc, Banco Santander Central Hispano, S.A. (London Branch), Citigroup, HSBC and Calyon Sucursal en España;

Board of ADI or **the Board** — the board of directors of ADI for the time being, including a duly constituted committee thereof;

Board of BAA or **BAA Board** — the board of directors of BAA;

CAA — the United Kingdom Civil Aviation Authority;

Canada — Canada, its provinces and territories and all areas under its jurisdiction and political sub-divisions thereof;

CDP — Caisse de dépôt et placement du Québec;

CDP Investor — Airport Infrastructure Fund L.P., a limited partnership established under the laws of Québec, number #3363630602;

certificated or in certificated form — a share or other security which is not in uncertificated form (that is, one not held through CREST);

Citigroup — Citigroup Global Markets Limited, a company incorporated under the laws of England and Wales with registered number 1763297 and whose registered office is at Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB;

City Code — the City Code on Takeovers and Mergers;

Companies Act — the Companies Act 1985;

Consortium — the consortium formed at the direction of Ferrovial Infra, CDP and GIC SI;

Convertible Recommended Final Offers* — the Recommended Final 2008 Convertible Offer* and the Recommended Final 2009 Convertible Offer*;

Daily Official List — the Daily Official List of the London Stock Exchange;

Deposit Agreement — the deposit agreement between the US Depository, BAA and owners, holders and beneficial holders of BAA ADRs;

DfT — The Department for Transport of the UK Government;

Directors of BAA or **BAA Directors** — the directors of BAA, as at the date of this announcement;

Directors of ADI or **the Directors** — the directors of ADI, as at the date of this announcement;

EEA — the European Economic Area;

EU — the European Union;

European Commission — the Commission of the European Communities;

Ferrovial — Grupo Ferrovial, S.A., a company incorporated under the laws of Spain;

Ferrovial Infra — Ferrovial Infraestructuras, S.A., a company incorporated under the laws of Spain;

Ferrovial Investor	Lernamara S.L., a company incorporated under the laws of Spain;
Ferrovial Group	Ferrovial and its subsidiary undertakings, from time to time (excluding the FGP Topco Group);
FGP Topco	FGP Topco Limited, a company incorporated under the laws of England and Wales with registered number 5723961 and whose registered office is at 20-22 Bedford Row, London, WC1R 4JS;
FGP Topco Group	FGP Topco, ADI Finance 1, ADI Finance 2, ADI and, following the Ordinary Recommended Final Offer* becoming or being declared unconditional in all respects, all of the members of the BAA Group (unless stated otherwise);
FSA or Financial Services Authority	the UK Financial Services Authority;
FSMA	the Financial Services and Markets Act 2000;
GIC	Government of Singapore Investment Corporation Pte Ltd, a company incorporated under the laws of Singapore;
GIC SI	GIC Special Investments Pte Ltd, a company incorporated under the laws of Singapore;
GIC SI Debt Provider	Pacific Mezz (Luxembourg) S.a.r.l., a company incorporated under the laws of Luxembourg;
GIC SI Group	GIC and its subsidiary undertakings and GIC Ventures and its subsidiary undertakings, from time to time;
GIC SI Investor	Baker Street Investment Pte Ltd, a company incorporated under the laws of Singapore;
HSBC	HSBC Bank plc, a company incorporated under the laws of England and Wales;
Japan	Japan, its cities, prefectures, territories and possessions;
Listing Rules	the rules and regulations made by the Financial Services Authority in its capacity as the UK Listing Authority under the FSMA, and contained in the UK Listing Authority's publication of the same name;
Loan Note Alternative	the loan note alternative whereby BAA Shareholders (other than, unless otherwise determined by ADI, Restricted Overseas Persons and US Persons) validly accepting the Ordinary Recommended Final Offer* may elect, subject to certain limitations and conditions, to receive Loan Notes instead of all or part of the cash consideration to which they would otherwise be entitled under the Ordinary Recommended Final Offer*;
Loan Notes	the loan notes of ADI to be issued pursuant to the Loan Note Alternative and to be guaranteed by The Royal Bank of Scotland plc;

London Stock Exchange	London Stock Exchange plc, a company incorporated under the laws of England and Wales with registered number 02075721 and whose registered office is at 10 Paternoster Square, London EC4M 7LS (or its successor);
Macquarie	Macquarie Bank Limited, a company incorporated under the laws of Australia, acting through its London Branch, which is registered in England and Wales under Branch Number BR002678;
MAp	a listed airport fund, comprising three entities managed or advised by wholly owned subsidiaries of Macquarie;
Noteholder	a holder of Loan Notes, from time to time;
Official List	the Official List of the UK Listing Authority;
OFT	The Office of Fair Trading;
Ordinary Additional Share Election	the additional share election whereby BAA Shareholders who validly accept the Ordinary Recommended Final Offer* and make an election, in full, under the Ordinary Partial Share Alternative may also elect, subject to availability, to receive additional Altitude Shares instead of cash to which they would otherwise be entitled under the Ordinary Recommended Final Offer*;
Ordinary Partial Share Alternative	the alternative whereby BAA Shareholders who validly accept the Ordinary Recommended Final Offer* may elect in respect of all or part of their holding of BAA Shares, subject to the terms and conditions of such alternative, to receive 897.4 pence in cash and 0.2 Altitude Shares in respect of each BAA Share for which they so elect;
Ordinary Recommended Final Offer*	the final offer* to be made by ADI on the terms and conditions set out or referred to in this announcement and to be set out in the Revised Offer Documentation, when issued, to acquire the entire issued and to be issued share capital of BAA (other than those BAA Shares which ADI holds or has contracted to acquire within the meaning of section 428(5) of the Companies Act at 20 April 2006) including (subject to certain further conditions being satisfied or waived) the Ordinary Partial Share Alternative, the Ordinary Additional Share Election and the Loan Note Alternative, where the context so requires, any subsequent revision, variation, extension or renewal of such offer;
Ordinary Share Facilities	the Ordinary Partial Share Alternative and the Ordinary Additional Share Election;
Original 2008 Convertible Bond Offer	the offer for 2008 Convertible Bonds made outside the United States by Citigroup and Macquarie on behalf of ADI (and, in the United States, by ADI) to acquire the 2008 Convertible Bonds on the terms and subject to the conditions set out in the Original Offer Document;

Original 2009 Convertible Bond Offer	the offer for 2009 Convertible Bonds made outside the United States by Citigroup and Macquarie on behalf of ADI (and, in the United States, by ADI) to acquire the 2009 Convertible Bonds on the terms and subject to the conditions set out in the Original Offer Document;
Original Convertible Offers	the Original 2008 Convertible Offer and the Original 2009 Convertible Offer;
Original Forms of Acceptance	the forms of acceptance, election and authority despatched together with the Original Offer Document on (or around) 20 April 2006;
Original Offer Document	the offer document despatched on (or around) 20 April 2006 by Citigroup and Macquarie on behalf of ADI (and, in the United States, by ADI);
Original Offer Documentation	the Original Offer Document, the Original Forms of Acceptance and any other documentation related to the Original Final Offers*;
Original Ordinary Offer	the cash offer for BAA Shares made outside the United States by Citigroup and Macquarie on behalf of ADI (and, in the United States, by ADI) to acquire the BAA Shares on the terms and subject to the conditions set out in the Original Offer Document and the Original Ordinary Form of Acceptance;
Overseas Holders	BAA Securityholders and/or BAA Convertible Bondholders (as applicable) who are citizens or residents of jurisdictions outside the UK or the United States (or, in the case of the Loan Notes or, subject to certain exceptions, the Altitude Shares, the UK only) and any person (including, without limitation, any custodian, nominee or trustee) who may have an obligation to forward any document in connection with the Recommended Final Offers* outside the United Kingdom or the United States;
Panel	The Panel on Takeovers and Mergers;
Partial Share Alternatives	the Ordinary Partial Share Alternative and the Convertible Partial Share Alternatives;
Prospectus Rules	the Prospectus Rules of the Financial Services Authority;

Recommended Final 2008 Convertible Offer*	the offer to be made by ADI on the terms and conditions set out or referred to in this announcement and to be set out in the Revised Offer Documentation, when issued, to acquire the 2008 Convertible Bonds (other than those 2008 Convertible Bonds which ADI holds or has contracted to acquire within the meaning of section 428(5) of the Companies Act at 20 April 2006) including (subject to certain further conditions being satisfied or waived) the 2008 Partial Share Alternative and, where the context so requires, any subsequent revision, variation, extension or renewal of such offer;
Recommended Final 2009 Convertible Offer*	the offer to be made by ADI on the terms and conditions set out or referred to in this announcement and to be set out in the Revised Offer Documentation, when issued, to acquire the 2009 Convertible Bonds (other than those 2009 Convertible Bonds which ADI holds or has contracted to acquire within the meaning of section 428(5) of the Companies Act at 20 April 2006) including (subject to certain further conditions being satisfied or waived) the 2009 Partial Share Alternative and, where the context so requires, any subsequent revision, variation, extension or renewal of such offer;
Recommended Final Offers*	the Ordinary Recommended Final Offer* and the Convertible Recommended Final Offers*;
Regulatory Information Service or **RIS**	any of the regulatory information services set out in Appendix 3 to the Listing Rules;
Restricted Overseas Person	a person (including an individual, partnership, unincorporated syndicate, limited liability company, unincorporated organisation, trust, trustee, executor, administrator or other legal representative) in, or resident in, or any person whom ADI believes to be in, or resident in, Australia, Canada or Japan and persons in any other jurisdiction (other than persons in the UK or the US) whom ADI is advised to treat as restricted overseas persons in order to observe the laws of such jurisdiction or to avoid the requirement to comply with any governmental or other consent or any registration, filing or other formality which ADI regards as unduly onerous;
Revised Form of Acceptance	the revised form of acceptance, election and authority relating to the Ordinary Recommended Final Offer* accompanying the Revised Offer Document, when issued, which is to be completed by holders of BAA Shares in certificated form;
Revised Offer Document	the revised offer document relating to the Recommended Final Offers* and the accompanying Revised Form of Acceptance to be posted to BAA Shareholders and (other than the Revised Form of Acceptance) made available to BAA Convertible Bondholders following the date upon which the Recommended Final Offers are made;

* ADI reserves the right to increase, extend or otherwise amend the Recommended Final Offers* (or any part thereof) (i) with the recommendation of the BAA Board; (ii) if a firm intention to make a competing offer for BAA is announced; (iii) with the consent of the Panel; or (iv) if BAA issues an announcement of the kind referred to in Rule 31.9 of the City Code.

Revised Offer Documentation	the Revised Offer Document, the Revised Form of Acceptance and any other documentation related to the Recommended Final Offers*;
SEC or **Securities Exchange Commission**	the US Securities and Exchange Commission;
Senior Acquisition Facilities	the facilities which are available to ADI partially to fund the Recommended Final Offers* and which rank ahead of other acquisition facilities which are available to ADI;
Senior Facilities Agreement	the senior facilities agreement dated 7 April 2006 between, inter alios, ADI (as original borrower and original guarantor), the financial institutions listed therein at Part II of Schedule 1 as original lenders, Citigroup, The Royal Bank of Scotland plc, Banco Santander Central Hispano, S.A., London Branch, HSBC Bank plc, and Calyon Sucursal en Espa˜na as mandated lead arrangers and The Royal Bank of Scotland plc as agent and security trustee;
Share Facilities	the Ordinary Share Facilities and the Convertible Partial Share Alternatives;
Subordinated Facility Agreement	the subordinated facility agreement dated 7 April 2006, between, inter alios, ADI as original borrower, ADI Finance 2 as original guarantor, the financial institutions listed therein at Part II of Schedule 1 as original lenders, Citigroup, The Royal Bank of Scotland plc, Banco Santander Central Hispano S.A., London Branch, HSBC and Calyon Sucursal en Espa˜na as mandated lead arrangers and The Royal Bank of Scotland plc as agent and security trustee;
Substantial Interest	a direct or indirect interest in 10 per cent. or more of the voting equity capital of an undertaking;
Third Party	any central bank, ministry, governmental, quasi governmental (including the European Union), supranational, statutory, regulatory or investigative body or authority (including any national or supranational anti trust or merger control authority), national, state, municipal or local government (including any subdivision, court, administrative agency or commission or other authority thereof), private body exercising any regulatory, taxing, importing or other authority, trade agency, association, institution or professional or environmental body or any other person or body whatsoever in any relevant jurisdiction, including for the avoidance of doubt the Panel;
Toggle Facility Agreement	the toggle facility agreement dated 7 April 2006 and made between, inter alios, ADI Finance 1 as original borrower, the financial institutions listed therein at Schedule 1 as original lenders, Banco Santander Central Hispano S.A., London Branch, Calyon Sucursal en Espa˜na, Citigroup, HSBC and The Royal Bank of Scotland plc as mandated lead arrangers and The Royal Bank of Scotland plc as agent;
treasury shares	any BAA Shares held by BAA as treasury shares;

UK or **United Kingdom**	the United Kingdom of Great Britain and Northern Ireland (and its dependent territories);
uncertificated or in uncertificated form	a BAA Share which is, for the time being, recorded on the relevant register of the share or security concerned as being held in uncertificated form in CREST, and title to which, by virtue of the Regulations, may be transferred by means of CREST;
United States or **US**	the United States of America, its territories and possessions, any state of the United States and the District of Columbia and all other areas subject to its jurisdiction;
US Depositary	The Bank of New York, 101 Barclay Street, 22nd Floor, New York, New York 10286, United States as depositary under the Deposit Agreement;
US Exchange Act	the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;
US Person	a US person, as defined in Regulation S under the Securities Act;
US Securities Act	the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;
White Paper	the UK Government White Paper entitled "The Future of Air Transport", published on 16 December 2003;
Wider BAA Group	BAA and the subsidiaries and subsidiary undertakings of BAA and associated undertakings (including any joint venture, partnership, firm or company in which any member of the BAA Group is interested or any undertaking in which BAA and such undertakings (aggregating their interests) have a Substantial Interest); and
Wider FGP Topco Group	Ferrovial, GIC SI and CDP and the subsidiaries and subsidiary undertakings of Ferrovial, GIC SI and CDP, respectively, and associated undertakings of Ferrovial, GIC SI and CDP, respectively (including any joint venture, partnership, firm or company in which Ferrovial, GIC SI or CDP, respectively has a Substantial Interest) and including any member of the FGP Topco Group but excluding any member of the Wider BAA Group.

All references to legislation in this announcement are to English legislation, unless the contrary is indicated. Any reference to any provision of any legislation shall include any amendment, modification, re-enactment or extension thereof.

For the purposes of this announcement, "subsidiary", "subsidiary undertaking", "parent undertaking", "undertaking" and "associated undertaking" have the respective meanings given to them by the Companies Act (but for this purpose ignoring paragraph 20(1)(b) of Schedule 4A of the Companies Act).

Words importing the singular shall include the plural and vice versa, and words importing the masculine gender shall include the feminine or neutral gender.

APPENDIX 3

Sources and bases of information

1. General

Unless otherwise stated, financial information relating to BAA has been extracted or derived, without material adjustment, from the audited financial statements of BAA for the year ended 31 March 2005, the unaudited interim results for the six months ended 30 September 2005 and BAA's annual report and accounts for the year ended 31 March 2006.

Unless otherwise stated, information relating to ADI has been provided by ADI Directors.

2. Share prices

Unless otherwise stated, all prices quoted for BAA Shares have been derived from the Daily Official List of the London Stock Exchange and represent closing middle market prices on the relevant date.

3. Value of the Ordinary Recommended Final Offer*

The value placed by the Ordinary Recommended Final Offer* on the entire existing issued share capital, and other statements made by reference to the existing issued share capital, of BAA are based on, as applicable, the Ordinary Recommended Final Offer* price of 935 pence per BAA Share and 1,081,367,719 BAA Shares being in issue (as sourced from the Regulatory Information Service announcement released by BAA on 25 May 2006 in accordance with Rule 2.10 of the City Code).

4. Exchange rates

The exchange rates for the conversion of Euros (€), Canadian dollars (CA$) and Australian dollars (A$) into pounds sterling (£) have been derived from WM Reuters figures from Datastream and are based on the exchange rates as at 2 June 2006.

In compliance with the provisions of Article 82 of the Securities Market Law (Ley del Mercado de Valores), GRUPO FERROVIAL, S.A. hereby notifies the Comisión Nacional del Mercado de Valores of the following

REGULATORY DISCLOSURE

Airport Development and Investment Limited ("ADI") is the Ferrovial Infraestructuras, S.A. investee established to make the offers to acquire all of the capital issued and to be issued by BAA plc ("BAA") and all the bonds that are convertible into shares of BAA (the "Offers").

Further to the announcement this morning of the Recommended Final Offers* by Airport Development and Investment Limited ("ADI") for BAA plc ("BAA"), ADI confirms that it has purchased 150 million shares in BAA at 950.25 pence per share cum dividend, representing approximately 13.9 per cent. of BAA's issued ordinary share capital.

The other interests of ADI and its concert parties in BAA are as set out in this morning's announcement of the Recommended Final Offers*.

(*) ADI reserves the right to increase, extend or otherwise amend the Recommended Final Offers (or any part thereof) (i) with the recommendation of the BAA Board; or (ii) if a firm intention to make a competing offer for BAA is announced; or (iii) with the consent of the Panel; or (iv) if BAA issues an announcement of the kind referred to in Rule 31.9 of the City Code.*

Madrid, 15 May 2005

José María Pérez Tremps
Director and Secretary of GRUPO FERROVIAL, S.A.

FOR IMMEDIATE RELEASE 6 June 2006

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO CANADA

FERROVIAL INFRAESTRUCTURAS, S.A., CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC AND GIC SPECIAL INVESTMENTS PTE LTD

ACQUISITION OF SHARES IN BAA PLC

Further to the announcement this morning of the Recommended Final Offers* by Airport Development and Investment Limited ("ADI") for BAA plc ("BAA"), ADI confirms that it has purchased 150 million shares in BAA at 950.25 pence per share cum dividend, representing approximately 13.9 per cent. of BAA's issued ordinary share capital.

The other interests of ADI and its concert parties in BAA are as set out in this morning's announcement of the Recommended Final Offers*.

Enquiries:

Citigroup

David Wormsley + 44 20 7986 7692

Philip Robert-Tissot + 44 20 7986 7519

David James (Corporate Broking) + 44 20 7986 0732

Simon Alexander (Corporate Broking) + 44 20 7986 0963

Citigate

Ginny Pulbrook + 44 20 7282 2945

Grupo Albion

Alex Moore + 34 91 531 2388

Citigroup Global Markets Limited is acting for ADI, Ferrovial Infra, CDP and GIC SI Investor and no one else in connection with the Recommended Final Offers* and matters described in this announcement, and will not be responsible to anyone other than ADI, Ferrovial Infra, CDP and GIC SI Investor for providing the protections afforded to clients of Citigroup Global Markets Limited or for providing advice in relation to the Recommended Final Offers* and matters described in this announcement.

Macquarie Bank Limited is acting for ADI and no one else in connection with the Recommended Final Offers* and matters described in this announcement, and will not be responsible to anyone other than ADI for providing the protections afforded to clients of Macquarie Bank Limited or for providing advice in relation to the Recommended Final Offers* and matters described in this announcement.

HSBC Bank plc is acting for CDP and no one else in connection with the Recommended Final Offers* and matters described in this announcement, and will not be responsible to anyone other than CDP for providing the protections afforded to clients of HSBC Bank plc or for providing advice in relation to the Recommended Final Offers* and matters described in this announcement.

This announcement does not constitute or form part of any offer or invitation to sell or purchase any securities or solicitation of an offer to buy any securities pursuant to the Recommended Final Offers* or otherwise. The Recommended Final Offers* will be made solely by the Revised Offer Documentation, when issued, which will contain the full terms and conditions of the Recommended Final Offers*, including details of how the Recommended Final Offers* may be accepted.

Unless otherwise determined by ADI, the Recommended Final Offers* are not being, and will not be, made, directly or indirectly, in or into or by the use of the mails of, or by any other means (including, without limitation, electronic mail, facsimile transmission, telex, telephone, internet or other forms of electronic communication) of interstate or foreign commerce of, or any facility of a national securities exchange of Canada or any jurisdiction where to do so would violate the laws of that jurisdiction and will not be capable of acceptance by any such use, means or facility or from within Canada or any such jurisdiction. Accordingly, unless otherwise determined by ADI, copies of this announcement are not being, and must not be, directly or indirectly, mailed, transmitted or otherwise forwarded, distributed or sent in, into or from Canada or any such jurisdiction and persons receiving this announcement (including, without limitation, custodians, nominees and trustees) must not mail or otherwise distribute or send it in, into or from such jurisdiction, as doing so may invalidate any purported acceptance of the Recommended Final Offers*. Any person (including, without limitation, any custodian, nominee and trustee) who would, or otherwise intends to, or who may have a contractual or legal obligation to, forward this announcement and/or the Revised Offer Documentation and/or any other related document to any jurisdiction outside the United Kingdom and the United States should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction.

ADI reserves the right to increase, extend or otherwise amend the Recommended Final Offers* (or any part thereof) (i) with the recommendation of the BAA Board; or (ii) if a firm intention to make a competing offer for BAA is announced; or (iii) with the consent of the Panel; or (iv) if BAA issues an announcement of the kind referred to in Rule 31.9 of the City Code.

Dealing disclosure requirements

Under the provisions of Rule 8.3 of the City Code on Takeovers and Mergers (the "City Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of BAA, all "dealings" in any "relevant securities" of BAA (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Final Ordinary Offer* becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of BAA, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant securities" of BAA by ADI or BAA, or by any of its "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative reference to, securities.

Terms in quotation marks are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

In compliance with the provisions of Article 82 of the Securities Market Law (Ley del Mercado de Valores), GRUPO FERROVIAL, S.A. hereby notifies the Comisión Nacional del Mercado de Valores of the following

REGULATORY DISCLOSURE

Airport Development and Investment Limited ("ADI") is the company majority-owned by Ferrovial Infraestructuras, S.A. which was incorporated to make the offers to acquire all of the capital issued and to be issued by BAA plc ("BAA") and all the bonds that are convertible into shares of BAA (the "Offers").

ADI announced today, through the London Stock Exchange Regulatory Information System, that, as provided in Rule 17.1 of the City Code, at the end of the day on 5 June 2006, it had received valid acceptances of the Offers with respect to:

- A total of 3,915,343 shares of BAA, which represent approximately 0.36% of BAA's issued capital.
- A total of 42,272,000 pounds sterling nominal value of 2008 Convertible Bonds, representing approximately 9.96% of the issued 2008 Convertible Bonds..
- A total of 17,117,000 pounds sterling nominal value of 2009 Convertible Bonds, representing approximately 4.02% of the issued 2009 Convertible Bonds.

Attached is the original text which ADI released through the London Stock Exchange Regulatory Information System, with a translation for information purposes.

Madrid, 6 June 2006.

José María Pérez Tremps
Director and Secretary of GRUPO FERROVIAL, S.A.

FOR IMMEDIATE RELEASE 6 June 2006

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO CANADA

RECOMMENDED FINAL OFFERS*

by

AIRPORT DEVELOPMENT AND INVESTMENT LIMITED

a company held by

A CONSORTIUM FORMED AT THE DIRECTION OF FERROVIAL INFRAESTRUCTURAS, S.A., CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC ("CDP") AND GIC SPECIAL INVESTMENTS PTE LTD ("GIC SI")

for

BAA PLC

LEVELS OF ACCEPTANCES OF PREVIOUS OFFERS

On 7 April 2006, Airport Development and Investment Limited ("ADI") announced the terms of a cash offer to acquire the entire issued and to be issued share capital of BAA and cash offers to acquire all the outstanding BAA Convertible Bonds (together, the "Original Offers").

On 30 May 2006, ADI announced the terms of an increased offer to acquire the entire issued and to be issued share capital of BAA and increased offers to acquire the outstanding BAA Convertible Bonds (together, the "Increased Offers" and, together with the Original Offers, the "Previous Offers").

Earlier today, ADI announced the terms of a recommended final offer* to acquire the entire issued and to be issued share capital of BAA and recommended final offers* to acquire the outstanding BAA Convertible Bonds (together, the "Recommended Final Offers*").

In accordance with Rule 17.1 of the City Code, ADI announces that, in relation to the Previous Offers, as at close of business on 5 June 2006, valid acceptances had been received in respect of:

- a total of 3,915,343 BAA Shares, representing approximately 0.36 per cent. of BAA's issued share capital, and that such acceptances may be counted towards the satisfaction of acceptances to the Original Ordinary Offer. None of these acceptances were received from persons acting in concert with ADI;
- a total of £42,272,000 nominal of 2008 Convertible Bonds, representing approximately 9.96 per cent. of the 2008 Convertible Bonds in issue, and that such acceptances may be counted towards the satisfaction of acceptances to the Original 2008 Convertible Offer. None of these acceptances were received from persons acting in concert with ADI; and

---

* ADI reserves the right to increase, extend or otherwise amend the Recommended Final Offers* (or any part thereof) (i) with the recommendation of the BAA Board; (ii) if a firm intention to make a competing offer for BAA is announced; (iii) with the consent of the Panel; or (iv) if BAA issues an announcement of the kind referred to in Rule 31.9 of City Code.

- a total of £17,117,000 nominal of 2009 Convertible Bonds, representing approximately 4.02 per cent. of the 2009 Convertible Bonds in issue, and that such acceptances may be counted towards the satisfaction of acceptances to the Original 2009 Convertible Offer. None of these acceptances were received from persons acting in concert with ADI.

Notes

Save as set out below, as at close of business on 6 June 2006, neither ADI nor any person acting in concert with it has an interest in, or right to subscribe for, relevant securities of BAA:

Name	**Number and percentage of BAA relevant securities[(1)]**
ADI and persons presumed to be acting in concert with ADI	150,239,930 BAA Shares (13.89%)
Mr. Bil Lala (a person presumed to be acting in concert with Ferrovial)	378 BAA Shares (-%)
CDP and persons presumed to be acting in concert with CDP	1,514,626 BAA Shares (0.14%)
GIC SI and persons presumed to be acting in concert with GIC SI	5,951,899 BAA Shares (0.55%) £3,000,000 in nominal value of 2008 Convertible Bonds (0.71%) £3,500,000 in nominal value of 2009 Convertible Bonds (0.82%)
Citigroup and persons presumed to be acting in concert with Citigroup	71,512 BAA Shares (0.01%)
Macquarie or various entities either directly or indirectly controlled by Macquarie or funds managed by or to which advisory services are provided by such entities	1,901,193 BAA Shares (0.18%)
HSBC and persons presumed to be acting in concert with HSBC	155,249 BAA Shares (0.01%)

(1) All of the interests in BAA Shares referred to above comprise holdings of ordinary shares in the share capital of BAA, save that:

- the interests of ADI and the persons presumed to be acting in concert with ADI in the 150,239,930 BAA Shares referred to above comprise holdings of 150,000,000 shares in the share capital of BAA and also 239,930 BAA Shares which are the subject of irrevocable undertakings given in favour of ADI by BAA directors;
- the interests of Citigroup and the persons presumed to be acting in concert with Citigroup in the 71,512 BAA Shares referred to above comprise derivatives (being contracts for differences) referenced to such shares. Of these BAA Shares, 61,460 are under short positions and 10,052 are under a long position; and
- the interests of CDP and the persons presumed to be acting in concert with CDP in the 1,514,626 BAA Shares referred to above comprise holdings of 1,511,968 ordinary shares in the share capital of BAA and also a derivative (being an equity swap) referenced to 2,658 BAA Shares.

All of the interests of GIC SI and the persons presumed to be acting in concert with GIC SI in the 2008 Convertible Bonds and the 2009 Convertible Bonds comprise holdings of the relevant Convertible Bonds.

Unless otherwise defined in this announcement, capitalised words and phrases used in this announcement shall have the same meanings given to them in ADI's announcement of the Recommended Final Offers* on 6 June 2006. The terms "acting in concert" and "relevant securities" shall have the same meanings as in the City Code.

Enquiries:

Citigroup

David Wormsley	+ 44 20 7986 7692
Philip Robert-Tissot	+ 44 20 7986 7519

David James (Corporate Broking) + 44 20 7986 0732
Simon Alexander (Corporate Broking) + 44 20 7986 0963

Citigate
Ginny Pulbrook + 44 20 7282 2945

Grupo Albion
Alex Moore + 34 91 531 2388

Citigroup Global Markets Limited is acting for ADI, Ferrovial Infra, CDP and GIC SI Investor and no one else in connection with the Recommended Final Offers* and matters described in this announcement, and will not be responsible to anyone other than ADI, Ferrovial Infra, CDP and GIC SI Investor for providing the protections afforded to clients of Citigroup Global Markets Limited or for providing advice in relation to the Recommended Final Offers* and matters described in this announcement.

Macquarie Bank Limited is acting for ADI and no one else in connection with the Recommended Final Offers* and matters described in this announcement, and will not be responsible to anyone other than ADI for providing the protections afforded to clients of Macquarie Bank Limited or for providing advice in relation to the Recommended Final Offers* and matters described in this announcement.

HSBC Bank plc is acting for CDP and no one else in connection with the Recommended Final Offers* and matters described in this announcement, and will not be responsible to anyone other than CDP for providing the protections afforded to clients of HSBC Bank plc or for providing advice in relation to the Recommended Final Offers* and matters described in this announcement.

This announcement does not constitute or form part of any offer or invitation to sell or purchase any securities or solicitation of an offer to buy any securities pursuant to the offers or otherwise. The Recommended Final Offers* will be made solely by the Revised Offer Documentation, when issued, which will contain the full terms and conditions of the Recommended Final Offers*, including details of how the Recommended Final Offers* may be accepted.

Unless otherwise determined by ADI, the Recommended Final Offers* are not being, and will not be, made, directly or indirectly, in or into or by the use of the mails of, or by any other means (including, without limitation, electronic mail, facsimile transmission, telex, telephone, internet or other forms of electronic communication) of interstate or foreign commerce of, or any facility of a national securities exchange of Canada or any jurisdiction where to do so would violate the laws of that jurisdiction and will not be capable of acceptance by any such use, means or facility or from within Canada or any such jurisdiction. Accordingly, unless otherwise determined by ADI, copies of this announcement are not being, and must not be, directly or indirectly, mailed, transmitted or otherwise forwarded, distributed or sent in, into or from Canada or any such jurisdiction and persons receiving this announcement (including, without limitation, custodians, nominees and trustees) must not mail or otherwise distribute or send it in, into or from such jurisdiction, as doing so may invalidate any purported acceptance of the Recommended Final Offers*. Any person (including, without limitation, any custodian, nominee and trustee) who would, or otherwise intends to, or who may have a contractual or legal obligation to, forward this announcement and/or the Revised Offer Documentation and/or any other related document to any jurisdiction outside the United Kingdom and the United States should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction.

The Loan Notes that may be issued pursuant to the Loan Note Alternative will not be transferable and will not be listed on any stock exchange and, unless otherwise determined by ADI, have not been, and will not be, registered under the US Securities Act or under the securities laws of any jurisdiction of the United States nor have the relevant clearances been, nor will they be, nor have any steps been taken, nor will any steps be taken, to enable the Loan Notes to be offered in compliance with applicable securities laws of Canada, Australia or Japan (or any province or territory thereof, if applicable) or any other jurisdiction if to do so would constitute a violation of the relevant laws in such jurisdiction. Accordingly, unless otherwise determined by ADI and the relevant clearances are obtained or steps are taken, the Loan Notes may not be offered, sold, resold or delivered, directly or indirectly, in, into or from the United States (or to US Persons, as defined in Rule 902 of Regulation S under the US Securities Act), Canada, Australia or Japan (or to any residents thereof) or any other jurisdiction (or to residents in that jurisdiction) if to do so would constitute a violation of the relevant laws in such jurisdiction. Neither the US Securities and Exchange Commission ("the SEC") nor any US state securities commission has approved or disapproved of the Loan Notes, or determined if this announcement is accurate or complete. Any representation to the contrary is a criminal offence.

US holders of BAA Shares and/or BAA Convertible Bonds should be aware that (i) the Recommended Final Offers* are for the securities of a corporation organised under the laws of England and are subject to the procedure and disclosure requirements of England, including with respect to financial reporting, withdrawal rights, offer timetable, settlement procedures and timing of payments that are different from those applicable under US domestic tender offer procedures and law; (ii) ADI and BAA are located outside of the United States, some or all of their officers and directors may be resident outside of the United States and, accordingly, it may not be possible to sue such entities, their officers or directors in a non-US court for violations of the US securities laws, and it may be difficult to compel them to subject themselves to a US court's judgment; (iii) ADI and its members or their respective nominees, or brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, BAA securities other than pursuant to the Recommended Final Offers*, such as in open market or privately negotiated purchases outside the United States during the period in which the Recommended Final Offers* remain open for acceptance; and (iv) Citigroup Global Markets Limited will continue to act as an exempt market maker in BAA securities on the London Stock Exchange.

Information about such purchases will be disclosed as required in the UK and will be available from the Regulatory News Service on the London Stock Exchange website, www.londonstockexchange.com. This information will also be publicly disclosed in the United States to the extent that such information is made public in the United Kingdom.

In compliance with the provisions of Article 82 of the Securities Market Law (Ley del Mercado de Valores), GRUPO FERROVIAL, S.A. hereby notifies the Comisión Nacional del Mercado de Valores of the following:

REGULATORY DISCLOSURE

Airport Development and Investment Limited ("ADI") is the Ferrovial Infraestructuras, S.A. investee established to make the offers to acquire all of the capital issued and to be issued by BAA plc ("BAA") and all the bonds that are convertible into shares of BAA (the "Offers").

Further to the announcements by Airport Development and Investment Limited (ADI) on 6 June 2006 of the Recommended Final Offers(*) and its subsequent share purchases in BAA plc (BAA), ADI confirms that, having received the necessary regulatory clearances under the Australian Airports Act and Foreign Acquisitions and Takeovers Act, it has today purchased 140 million shares in BAA, representing approximately 12.9 per cent. of BAAs issued ordinary share capital.

Following todays share purchases, the aggregate interests of ADI and its concert parties now represent approximately 28.7 per cent. of BAAs issued ordinary share capital.

(*)ADI reserves the right to increase, extend or otherwise amend the Recommended Final Offers (or any part thereof) (i) with the recommendation of the BAA Board; (ii) if a firm intention to make a competing offer for BAA is announced; (iii) with the consent of the Panel; or (iv) if BAA issues an announcement of the kind referred to in Rule 31.9 of City Code.*

Attached as an Annex to this communiqué is the original communiqué in English

Madrid, 8 June 2006.

José María Pérez Tremps
Director and Secretary of GRUPO FERROVIAL, S.A.

FOR IMMEDIATE RELEASE 8 June 2006

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO CANADA

STATEMENT

by

AIRPORT DEVELOPMENT AND INVESTMENT LIMITED

a company held by

A CONSORTIUM FORMED AT THE DIRECTION OF FERROVIAL INFRAESTRUCTURAS, S.A., CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC AND GIC SPECIAL INVESTMENTS PTE LTD

ACQUISITION OF SHARES IN BAA PLC

Further to the announcements by Airport Development and Investment Limited ("ADI") on 6 June 2006 of the Recommended Final Offers* and its subsequent share purchases in BAA plc ("BAA"), ADI confirms that, having received the necessary regulatory clearances under the Australian Airports Act and Foreign Acquisitions and Takeovers Act, it has today purchased 140 million shares in BAA, representing approximately 12.9 per cent. of BAA's issued ordinary share capital.

Following today's share purchases, the aggregate interests of ADI and its concert parties now represent approximately 28.7 per cent. of BAA's issued ordinary share capital.

Enquiries:

Citigroup

David Wormsley + 44 20 7986 7692

Philip Robert-Tissot + 44 20 7986 7519

David James (Corporate Broking) + 44 20 7986 0732

Simon Alexander (Corporate Broking) + 44 20 7986 0963

Citigate

Ginny Pulbrook + 44 20 7282 2945

Grupo Albion

Alex Moore + 34 91 531 2388

Citigroup Global Markets Limited is acting for ADI, Ferrovial Infra, CDP and GIC SI Investor and no one else in connection with the Recommended Final Offers* and matters described in this announcement, and will not be responsible to anyone other than ADI, Ferrovial Infra, CDP and

* ADI reserves the right to increase, extend or otherwise amend the Recommended Final Offers* (or any part thereof) (i) with the recommendation of the BAA Board; (ii) if a firm intention to make a competing offer for BAA is announced; (iii) with the consent of the Panel; or (iv) if BAA issues an announcement of the kind referred to in Rule 31.9 of City Code.

GIC SI Investor for providing the protections afforded to clients of Citigroup Global Markets Limited or for providing advice in relation to the Recommended Final Offers* and matters described in this announcement.

Macquarie Bank Limited is acting for ADI and no one else in connection with the Recommended Final Offers* and matters described in this announcement, and will not be responsible to anyone other than ADI for providing the protections afforded to clients of Macquarie Bank Limited or for providing advice in relation to the Recommended Final Offers* and matters described in this announcement.

HSBC Bank plc is acting for CDP and no one else in connection with the Recommended Final Offers* and matters described in this announcement, and will not be responsible to anyone other than CDP for providing the protections afforded to clients of HSBC Bank plc or for providing advice in relation to the Recommended Final Offers* and matters described in this announcement.

This announcement does not constitute or form part of any offer or invitation to sell or purchase any securities or solicitation of an offer to buy any securities pursuant to the offers or otherwise. The Recommended Final Offers* will be made solely by the Revised Offer Documentation, when issued, which will contain the full terms and conditions of the Recommended Final Offers*, including details of how the Recommended Final Offers* may be accepted.

Unless otherwise defined in this announcement, capitalised words and phrases used in this announcement shall have the same meanings given to them in ADI's announcement of the Recommended Final Offers* on 6 June 2006. The terms "acting in concert" and "relevant securities" shall have the same meanings as in the City Code.

ADI reserves the right to increase, extend or otherwise amend the Recommended Final Offers* (or any part thereof) (i) with the recommendation of the BAA Board; (ii) if a firm intention to make a competing offer for BAA is announced; (iii) with the consent of the Panel; or (iv) if BAA issues an announcement of the kind referred to in Rule 31.9 of City Code.

Unless otherwise determined by ADI, the Recommended Final Offers* are not being, and will not be, made, directly or indirectly, in or into or by the use of the mails of, or by any other means (including, without limitation, electronic mail, facsimile transmission, telex, telephone, internet or other forms of electronic communication) of interstate or foreign commerce of, or any facility of a national securities exchange of Canada or any jurisdiction where to do so would violate the laws of that jurisdiction and will not be capable of acceptance by any such use, means or facility or from within Canada or any such jurisdiction. Accordingly, unless otherwise determined by ADI, copies of this announcement are not being, and must not be, directly or indirectly, mailed, transmitted or otherwise forwarded, distributed or sent in, into or from Canada or any such jurisdiction and persons receiving this announcement (including, without limitation, custodians, nominees and trustees) must not mail or otherwise distribute or send it in, into or from such jurisdiction, as doing so may invalidate any purported acceptance of the Recommended Final Offers*. Any person (including, without limitation, any custodian, nominee and trustee) who would, or otherwise intends to, or who may have a contractual or legal obligation to, forward this announcement and/or the Revised Offer Documentation and/or any other related document to any jurisdiction outside the United Kingdom and the United States should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction.

The Loan Notes that may be issued pursuant to the Loan Note Alternative will not be transferable and will not be listed on any stock exchange and, unless otherwise determined by ADI, have not been, and will not be, registered under the US Securities Act or under the securities laws of any jurisdiction of the United States nor have the relevant clearances been, nor will they be, nor have any steps been taken, nor will any steps be taken, to enable the Loan Notes to be offered in compliance with applicable securities laws of Canada, Australia or Japan (or any province or territory thereof, if applicable) or any other jurisdiction if to do so would constitute a violation of the relevant laws in such jurisdiction. Accordingly, unless otherwise determined by ADI and the relevant clearances are obtained or steps are taken, the Loan Notes may not be offered, sold, resold or delivered, directly or indirectly, in, into or from the United

States (or to US Persons, as defined in Rule 902 of Regulation S under the US Securities Act), Canada, Australia or Japan (or to any residents thereof) or any other jurisdiction (or to residents in that jurisdiction) if to do so would constitute a violation of the relevant laws in such jurisdiction. Neither the US Securities and Exchange Commission ("the SEC") nor any US state securities commission has approved or disapproved of the Loan Notes, or determined if this announcement is accurate or complete. Any representation to the contrary is a criminal offence.

Altitude Shares have not been registered under the US Securities Act or under the securities laws of any jurisdiction of the United States, and may not be offered or sold in the United States absent registration under, or an applicable exemption from, such registration requirements. Altitude Assets is not and will not be registered under the US Investment Company Act. In addition, no prospectus in relation to the Altitude Shares has been, or will be, lodged with the Australian Securities and Investments Commission and no steps have been, or will be, taken to enable Altitude Shares to be offered in compliance with the applicable securities laws of Canada, Australia or Japan. Consequently, subject to certain limitations and exceptions, the Share Facilities referred to in this announcement are not being made available, and Altitude Shares are not being offered or sold, directly or indirectly, in or into the United States (or to, or for the account or benefit of, US Persons), Canada, Australia or Japan (or to any residents thereof) or any other jurisdiction (or to residents in that jurisdiction), if to do so would constitute a violation of the relevant laws in such jurisdiction.

Neither the US Securities and Exchange Commission (the "SEC") nor any US state securities commission has approved or disapproved of the Loan Notes or the Altitude Shares or determined if this announcement or the AIM Document is accurate or complete. Any representation to the contrary is a criminal offence in the United States.

US holders of BAA Shares and/or BAA Convertible Bonds should be aware that (i) the Recommended Final Offers* are for the securities of a corporation organised under the laws of England and are subject to the procedure and disclosure requirements of England, including with respect to financial reporting, withdrawal rights, offer timetable, settlement procedures and timing of payments that are different from those applicable under US domestic tender offer procedures and law; (ii) ADI and BAA are located outside of the United States, some or all of their officers and directors may be resident outside of the United States and, accordingly, it may not be possible to sue such entities, their officers or directors in a non-US court for violations of the US securities laws, and it may be difficult to compel them to subject themselves to a US court's judgment; (iii) ADI and its members or their respective nominees, or brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, BAA securities other than pursuant to the Recommended Final Offers*, such as in open market or privately negotiated purchases outside the United States during the period in which the Recommended Final Offers* remain open for acceptance; and (iv) Citigroup Global Markets Limited will continue to act as an exempt market maker in BAA securities on the London Stock Exchange.

Information about such purchases will be disclosed as required in the UK and will be available from the Regulatory News Service on the London Stock Exchange website, www.londonstockexchange.com. This information will also be publicly disclosed in the United States to the extent that such information is made public in the United Kingdom.